Exhibit 99.1

Nexa Resources S.A.

INFORMATION RELATING TO
MINERAL PROPERTIES

As of April 20, 2018

TABLE OF CONTENTS

NOTE TO READER REGARDING DISCLOSURE	1
GLOSSARY OF CERTAIN TECHNICAL TERMS	2
SUMMARY OF INFORMATION CONCERNING RESERVES AND RESOURCES	6
SUMMARY OF MINERAL PROPERTIES	15
Mines	15
Cerro Lindo	15
El Porvenir	26
Atacocha	35
Vazante	45
Morro Agudo	60
Material Projects	72
Aripuanã	72
Magistral	78
Other Projects	89
Shalipayco	89
Hilarión	90
Pukaqaqa	90
Florida Canyon Zinc	91
Caçapava do Sul	92

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NOTE TO READER REGARDING DISCLOSURE

This document contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this document have been prepared in accordance with the May 10, 2014 edition of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards) and disclosed in accordance with National Instrument 43-101 — Standards of Disclosure for Minerals Project (“NI 43-101”).

Canadian disclosure requirements, including NI 43-101, differ significantly from the requirements under Industry Guide 7 promulgated by the SEC. Among other things, Industry Guide 7 does not contemplate the term “resource” and the requirements under NI 43-101 for identification of “reserves” are not the same as the requirements under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves; the three-year historical average price, to the extent possible, is used in any reserve or cash flow analysis to designate reserves; and the primary environmental analysis or report must be filed with the appropriate governmental authority. One consequence of these differences is that “reserves” estimated in accordance with Canadian requirements may not qualify as “reserves” under Industry Guide 7 standards.

Readers should understand that “inferred mineral resources” are subject to uncertainty as to their existence and as to their economic and legal feasibility. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Descriptions in this document of our mineral properties prepared in accordance with NI 43-101 may not be comparable to similar information prepared in accordance with Industry Guide 7. They may also not be comparable to similar information provided by other issuers in accordance with Industry Guide 7.

Our mineral properties are comprised of: (a) material mineral properties, including five mines (Cerro Lindo, El Porvenir, Atacocha, Vazante, and Morro Agudo) and two material projects (Aripuanã and Magistral); and (b) other mineral properties, including Shalipayco, Hilarion, Pukaqaqa, Florida Canyon Zinc and Caçapava do Sul.

For the meanings of certain technical terms used in this document, see “Glossary of Certain Technical Terms”.

For a table summarizing the mineral reserve and mineral resource estimates prepared in accordance with NI 43-101 for our mines and projects, see “Summary of Information Concerning Reserves and Resources”.

For additional information regarding our mines and projects prepared in accordance with NI 43-101, see “Summary of Mineral Properties”.

GLOSSARY OF CERTAIN TECHNICAL TERMS

Concentration:            The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.

Development:                    The process of constructing a mining facility and the infrastructure to support the facility is known as mine development.

Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.

km: kilometer

kt: thousand tonne

Mineralization:         The process or processes by which a mineral or minerals are introduced into a rock, resulting in a potentially valuable or valuable deposit.

Mineralized material:                       Mineral bearing material that has been physically delineated by one or more methods, including drilling and underground work, and is supported by sampling and chemical analysis. This material has been found to contain a sufficient amount of mineralization of an average grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as ore reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material cannot be classified in the reserves category until final technical, economic and legal factors have been determined. Under the SEC’s standards, a mineral deposit does not qualify as a reserve unless it can be economically and legally extracted at the time of reserve determination and it constitutes a proven or probable reserve (as defined below).

Mine site: An economic unit comprised of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.

Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.

Ounces or oz.: Unit of weight. A troy ounce equals 31.1034 grams. All references to ounces in this document are to troy ounces unless otherwise specified.

Reclamation: The process of stabilizing, contouring, maintaining, conditioning and/or reconstructing the surface of disturbed land (i.e., used or affected by the execution of mining activities) to a state of “equivalent land capability.” Reclamation standards vary widely, but usually address issues of ground and surface water, topsoil, final slope gradients, overburden and revegetation.

Refining: The process of purifying an impure metal; the purification of crude metallic substances.

Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium.

The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.

Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.

Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this document refer to metric tonnes.

tpd: Tonnes per day.

Zinc oxide: A chemical compound that results from the sublimation of zinc (Zn-metal) by oxygen in the atmosphere. Zinc oxide is in the form of powder or fine grains that is insoluble in water but very soluble in acid solutions.

NI 43-101 and 2014 CIM Definition Standards:

Feasibility study: A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

Indicated mineral resource: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

Inferred mineral resource: That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Measured mineral resource: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

Mineral reserve:     A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

Mineral resource: A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying factors: Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

Preliminary economic assessment: A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pre-feasibility study: A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Probable mineral reserve: The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applied to a probable mineral reserve is lower than that applied to a proven mineral reserve.

Proven mineral reserve (proved mineral reserve): The economically minable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

Qualified person: An individual who: (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in his or her profession that requires the exercise of independent judgment; and (ii) requires (A) a favorable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or (B) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

SUMMARY OF INFORMATION CONCERNING RESERVES AND RESOURCES

The following table shows our estimates of mineral reserves prepared with an effective date of December 31, 2017 and in accordance with the 2014 CIM Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per mine.

	Ownership			Grade					Contained Metal Content
	Interest(1)	Class	Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(kg)	(kt)	(kg)
Cerro Lindo Mine(2)	80.16%	Proven	39.99	1.90	0.65	20.8	0.22	—	759.8	259.9	831,730	88.0	—
		Probable	15.65	1.58	0.71	21.2	0.17	—	247.3	111.1	331,789	26.6	—
		Subtotal	55.64	1.81	0.67	20.9	0.21	—	1.007.0	371.0	1,162,823	114.6	—
El Porvenir Mine(3)	80.16%	Proven	9.50	3.06	0.18	54.5	0.96	—	290.8	16.9	517,916	91.1	—
		Probable	12.64	3.34	0.21	51.1	0.93	—	421.5	26.3	645,898	117.4	—
		Subtotal	22.14	3.22	0.19	52.6	0.94	—	712.3	43.1	1,163,814	208.5	—
Atacocha Mine (Underground) (4)	72.94%	Proven	1.49	3.26	0.27	59.0	1.12	—	48.7	4.0	87,968	16.7	—
		Probable	4.06	3.28	0.31	57.7	0.97	—	133.1	12.6	234,560	39.4	—
		Subtotal	5.56	3.27	0.30	58.1	1.01	—	181.8	16.6	322,528	56.0	—
Atacocha Mine (Open Pit)(5)	72.94%	Proven	6.87	0.94	—	35.6	1.10	0.29	64.3	—	244,369	75.6	2,202
		Probable	7.48	0.95	—	36.0	1.16	0.12	71.3	—	269,215	87.0	916
		Subtotal	14.36	0.94	—	35.8	1.13	0.20	135.6	—	513,583	162.6	2,919
Vazante Mine(6)	100.00%	Proven	10.32	10.53	—	19.0	0.30	—	1.087.0	—	196,094	31.3	—
		Probable	7.79	9.93	—	14.0	0.25	—	773.5	—	109,104	19.6	—
		Subtotal	18.11	10.27	—	16.8	0.28	—	1.860.5	—	304,313	50.8	—
Total		Proven	68.17	3.30	0.41	27.5	0.44	0.03	2.250.5	280.8	1,878,076	302.5	2.202
		Probable	47.63	3.46	0.31	33.4	0.61	0.02	1.646.8	150.0	1,590,565	290.0	916
		Total	115.80	3.37	0.37	30.0	0.51	0.03	3.897.2	430.8	3,468,642	592.6	2,919

Notes:             The estimation of mineral reserves involves assumptions as to future commodity prices and as to technical mining matters. Numbers and totals may not sum due to rounding.

(1)                                 The production and content amounts presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the mineral resource estimates of our consolidated subsidiaries and of our joint ventures, certain of which are not wholly-owned, as set out in this ownership interests column.

(2)                                 Cerro Lindo Mine

The qualified person responsible for the mineral reserves estimate is Gary Taylor, P.Eng., an Amec Foster Wheeler employee.

Mineral reserves are reported within engineered stope outlines assuming the following underground mining methods: sublevel open stoping (SLOS) or vertical retreat mining (VRM) with paste backfill, and mechanized drift and fill/cut and fill (D&F/C&F) with paste backfill. Typical SLOS stopes are 20 m x 20

m x 30 m. Typical D&F/C&F rooms are 4 m x 4 m.  Mineral reserves incorporate dilution and mining recovery.

Mineral processing by flotation concentration is assumed.

Mineral reserves are reported at different net smelter return (NSR) cut-off values, depending on the mining method used: for SLOS/VCM with paste backfill, the NSR cutoff is US$29.11/t; and for D&F/C&F, the NSR cut-off is US$40.28/t. The NSR calculations are based on head grade and historical plant performance. Forecast long term metal prices used for the NSR calculation are: Zn: US$2,479/t (US$1.12/lb); Pb: US$1,931/t (US$0.88/lb); Cu: US$6,219/t (US$2.82/lb); and Ag: US$18.42/oz. NSR calculations are based on polynomial equations for each of the concentrate elements and incorporate considerations of sliding smelter payments that vary depending on the grade of the concentrate. The average NSR for the mineral reserves is calculated to be US$72/t.

Nexa has entered into a silver streaming agreement with Triple Flag, beginning in December, 2016. The result is that revenues from silver sales will be lower than from assumed price. The reduced silver revenue has not been considered in NSR calculations or cut-off value but is not expected to make a material difference in the reserve estimates. The revenue reduction has been included in financial analysis.

(3)                                 El Porvenir Mine

The qualified person responsible for the mineral reserves estimate is Angel Mondragon, MAusIMM CP Min, an SRK associate.

Mineral reserves are reported within engineered stope outlines assuming mechanized cut and fill C&F) underground mining method with hydraulic and detritic backfill. Typical C&F stopes are 5 m high.

Mineral reserves incorporate dilution and mining recovery.

Mineral reserves are reported at US$ 40.94 /t NSR cut-off. NSR cut-off is calculated based on the LOM costs: Mining US$ 24.25 /t, Process US$ 6.37 /t and other costs US$ 10.32 /t metric tonne).

Forecast long term metal prices used for the NSR calculation are: Zn: US$ 2,406/t (US$1.09/lb); Pb: US$ 1,943/t (U$0.88/lb); Cu: US$ 5,908/t (US$2.68/lb); and Ag: US$ 18.94 /oz.  NSR is calculated using stope head grades, after application of Modifying Factors;  including as calculation parameters: estimated metallurgical recovery and commercial terms TC, RC, payable percentages, deductions, penalties and freight cost). Mineral processing by flotation concentration is assumed. Metallurgical recoveries are based on a recovery versus head grade curve, supported by historical plant performance.  Average Process Plant Recoveries: Zn 89.9%, Pb 83.6%, Cu 24.6%, and Ag 64.9%.

(4)                                 Atacocha Mine (Underground)

The qualified person responsible for the mineral reserves estimate is Angel Mondragon, MAusIMM CP Min, an SRK associate.

Mineral reserves are reported within engineered stope outlines assuming mechanized cut and fill C&F) underground mining method with hydraulic and detritic backfill. Typical C&F stopes are 4 m high.

Mineral reserves incorporate dilution and mining recovery.

Mineral reserves are reported at US$ 47.79 /t NSR cut-off. NSR cut-off is calculated based on the LOM costs: Mining US$ 30.84 /t, Process US$ 5.57 /t and other costs US$ 11.38 /t metric tonne.

Forecast long term metal prices used for the NSR calculation are: Zn: US$ 2,406/t (US$1.09/lb); Pb: US$ 1,943/t (U$0.88/lb); Cu: US$ 5,908/t (US$2.68/lb); and Ag: US$ 18.94 /oz. NSR is calculated using stope head grades, after application of Modifying Factors, including as calculation parameters: estimated metallurgical recovery and commercial terms TC, RC, payable percentages, deductions, penalties and freight cost.

Mineral processing by flotation concentration is assumed. Metallurgical recoveries are based on a recovery versus head grade curve, supported by historical plant performance.  Average Process Plant Recoveries: Zn 90.5%; Pb 86.1%; Cu 28.5%; and Ag 77.1%.

(5)                                 Atacocha Mine (Open Pit)

The qualified person responsible for the mineral reserves estimate is Angel Mondragon, MAusIMM CP Min, an SRK associate.

Mineral reserves are reported within operational designed open pit with 6 m bench high.

Mineral reserves incorporate dilution and mining recovery.

Mineral reserves are reported at internal cut-off of US$ 18.53 /t NSR cut-off.

Forecast long term metal prices used for the NSR calculation are: Zn: US$ 2,406/t (US$1.09/lb); Pb: US$ 1,943/t (U$0.88/lb); Cu: US$ 5,908/t (US$2.68/lb); and Ag: US$ 18.94 /oz.    NSR is calculated using stope head grades, after application of Modifying Factors;  including as calculation parameters: estimated metallurgical recovery and commercial terms TC, RC, payable percentages, deductions, penalties and freight cost).

Mineral processing by flotation concentration is assumed. Metallurgical recoveries are based on a recovery versus head grade curve, supported by historical plant performance.  Average Process Plant Recoveries: Zn 75.2%; Pb 89.0%; Ag 77.0%; and Au 53.0%.

(6)                                 Vazante Mine

The qualified person responsible for the mineral reserves estimate is William Bagnell, P.Eng., an Amec Foster Wheeler employee.

Mineral reserves are reported within engineered stope outlines assuming the following underground mining methods: sublevel open stoping (SLOS), vertical retreat mining (VRM) with rock backfill, and mechanized cut and fill (C&F) with rock backfill. Typical stope dimensions are 30 m high x 60 m long x 8 m deep. A minimum mining width of 4 m is applied to all stopes Typical C&F rooms are 4 m x 4 m. Mineral reserves incorporate dilution and mining recovery factors.

All mineral reserves are reported at a net smelter return (NSR) cut-off value independent of the mining method. SLOS/VRM and C&F are reported with an NSR cutoff of $ US$57.78/t.

Mineral processing by flotation concentration is assumed.

The NSR calculations are based on head grade mill recoveries of 84.2% Zn, 20.6% Pb and 36.3% Ag. Forecast long term metal prices used for the NSR calculation are: Zn: US$2,479/t (US$1.12/lb); Pb: US$1,931/t (US$0.88/lb); Cu: US$6,219/t (US$2.82/lb); and Ag: US$18.42/oz. NSR calculations are based on polynomial equations for each of the concentrate elements, and incorporate considerations of sliding smelter payments that vary depending on the grade of the concentrate.

The following table shows our estimates of mineral resources exclusive of mineral reserves prepared with an effective date of December 31, 2017 (unless otherwise indicated below) and in accordance with the 2014 CIM Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per mine and project.

	Ownership			Grade					Contained Metal Content
	Interest(1)	Class	Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(kg)	(kt)	(kg)
Cerro Lindo Mine(2)	80.16%	Measured	1.69	2.14	0.75	28.1	0.29	—	36.2	12.7	47,514	4.8	—
		Indicated	2.06	1.48	0.61	23.7	0.20	—	30.5	12.6	48,920	4.2	—
		Subtotal	3.75	1.78	0.67	25.7	0.24	—	66.7	25.3	96,434	9.0	—
		Inferred	9.33	1.65	0.60	23.4	0.23	—	154.2	56.2	218,439	21.6	—
El Porvenir Mine(3)	80.16%	Measured	3.65	3.89	0.27	77.9	1.33	—	142.1	9.9	284,104	48.5	—
		Indicated	4.10	3.70	0.32	59.6	1.00	—	151.9	13.3	244,787	41.0	—
		Subtotal	7.75	3.79	0.30	68.2	1.16	—	294.0	23.1	528,890	89.6	—
		Inferred	14.62	4.24	0.33	61.4	0.94	—	620.1	48.9	897,329	137.8	—
Atacocha Mine (Underground)(4)	72.94%	Measured	0.23	3.85	0.33	75.5	1.36	—	9.0	0.8	17,639	3.2	—
		Indicated	0.84	3.60	0.32	59.7	1.13	—	30.3	2.7	50,184	9.5	—
		Subtotal	1.07	3.66	0.32	63.1	1.18	—	39.3	3.4	67,823	12.7	—
		Inferred	3.34	4.36	0.35	77.8	1.65	—	145.5	11.5	259,683	55.2	—
Atacocha Mine (Open Pit)(5)	72.94%	Measured	2.17	1.21	0.05	26.7	0.83	0.25	26.3	1.1	58,045	18.0	540
		Indicated	6.84	1.20	0.06	29.9	0.84	0.09	82.1	4.1	204,238	57.5	638
		Subtotal	9.00	1.21	0.06	29.2	0.84	0.12	108.9	5.4	263,136	75.7	1,120
		Inferred	1.64	1.16	0.04	33.9	1.11	0.06	19.0	0.7	55,601	18.1	102
Vazante Mine(6)	100.00%	Measured	1.77	18.79	—	25.7	0.43	—	333.3	—	45,572	7.7	—
		Indicated	0.32	16.50	—	16.9	0.33	—	52.3	—	5,356	1.1	—
		Subtotal	2.09	18.44	—	24.4	0.42	—	385.6	—	50,928	8.8	—
		Inferred	3.65	17.11	—	24.5	0.33	—	625.2	—	89,679	11.9	—
Morro Agudo Mine(7)	100.00%	Measured	0.55	6.87	—	—	0.23	—	37.8	—	—	1.3	—
		Indicated	5.88	4.16	—	—	1.11	—	244.3	—	—	65.5	—
		Subtotal	6.43	4.39	—	—	1.04	—	282.1	—	—	66.8	—
		Inferred	11.79	3.65	—	—	0.53	—	430.3	—	—	62.3	—

	Ownership			Grade					Contained Metal Content
	Interest(1)	Class	Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(kg)	(kt)	(kg)
Aripuanã Project(8)	68.47%	Measured	10.90	4.68	0.48	45.2	1.72	0.43	510.1	52.3	492,462	187.5	4,687
		Indicated	10.90	4.83	0.18	44.0	1.82	0.36	526.5	19.6	479,273	198.4	3,924
		Subtotal	21.80	4.76	0.33	44.6	1.77	0.40	1,037.7	71.9	971,844	385.9	8,720
		Inferred	24.60	3.90	0.42	37.9	1.53	0.93	959.4	103.3	931,848	376.4	22,878
Shalipayco Project(9)	60.12%	Measured	2.45	5.41	—	32.8	0.42	—	132.5	—	80,360	10.3	—
		Indicated	3.84	5.74	—	42.1	0.44	—	220.4	—	161,664	16.9	—
		Subtotal	6.29	5.61	—	38.5	0.43	—	352.9	—	242,039	27.0	—
		Inferred	16.93	4.95	—	34.7	0.47	—	838.0	—	587,471	79.6	—
Magistral Project(10)	80.16%	Measured	84.24	—	0.56	3.0	—	—	—	471.7	249,350	—	—
		Indicated	121.08	—	0.50	3.0	—	—	—	605.4	358,397	—	—
		Subtotal	205.32	—	0.52	3.0	—	—	—	1,067.7	607,747	—	—
		Inferred	50.57	—	0.43	2.6	—	—	—	217.5	129,965	—	—
Hilarión Project(11)	74.87%	Measured	27.40	3.71	—	35.6	0.79	—	1,016.5	—	975,440	216.5	—
		Indicated	42.00	3.85	—	28.5	0.65	—	1,617.0	—	1,197,000	273.0	—
		Subtotal	69.40	3.79	—	31.3	0.71	—	2,630.3	—	2,172,220	492.7	—
		Inferred	37.50	3.73	—	29.8	0.65	—	1,398.8	—	1,117,500	243.8	—
Pukaqaqa Project(12)	80.16%	Measured	107.30	—	0.43	—	—	—	0.0	461.4	—	—	—
		Indicated	201.70	—	0.39	—	—	—	0.0	786.6	—	—	—
		Subtotal	309.00	—	0.41	—	—	—	0.0	1,266.9	—	—	—
		Inferred	40.10	—	0.34	—	—	—	0.0	136.3	—	—	—
Florida Canyon Zinc Project(12)	48.90%	Measured	1.29	13.13	—	19.4	1.66	—	169.4	0.0	25,052	21.4	—
		Indicated	1.97	11.59	—	17.9	1.45	—	228.3	0.0	35,283	28.6	—
		Subtotal	3.26	12.20	—	18.5	1.53	—	397.7	0.0	60,343	49.9	—
		Inferred	8.84	10.15	—	13.2	1.05	—	897.3	0.0	116,776	92.8	—
Caçapava do Sul Project(13)	56.00%	Measured	4.90	1.52		10.0	2.11	—	74.5	0.0	49,000	103.4	—
		Indicated	8.11	1.08	0.08	27.0	1.89	—	87.6	6.5	218,970	153.3	—
		Subtotal	13.01	1.24	0.05	20.6	1.97	—	161.3	6.5	267,876	256.3	—
		Inferred	13.25	0.86	0.12	21.0	1.94	—	114.0	15.9	278,250	257.1	—
Total		Measured	248.55	1.00	0.41	9.4	0.25	0.02	2,487.7	1,009.9	2,324,538	622.4	5,227
		Indicated	409.64	0.80	0.35	7.3	0.21	0.01	3,271.2	1,450.8	3,004,072	848.9	4,562
		Total	658.19	0.87	0.37	8.1	0.22	0.01	5,758.9	2,460.7	5,328,610	1,471.4	9,789
		Inferred	236.16	2.63	0.25	19.8	0.57	0.10	6,201.9	590.3	4,682,540	1,356.5	22,980

Notes:             The estimation of mineral resources involves assumptions as to future commodity prices and as to technical mining matters. Numbers and totals may not sum due to rounding. Mineral resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral  resources  are not mineral reserves  and do not have demonstrated economic viability.

(1)                                 The production and content amounts presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the mineral resource estimates of our consolidated subsidiaries and of our joint ventures, certain of which are not wholly-owned, as set out in this ownership interests column.

(2)                                 Cerro Lindo Mine

The qualified person responsible for the mineral resources estimate is Edward J.C. Orbock III, RM SME., an Amec Foster Wheeler employee.

Mineral resources are reported at a net smelter return (NSR) cut-off of US$29.10/t except for mineralization adjacent to caved areas where an NSR cut-off of US$50.00/t was used for reporting. The NSR calculations are based on head grade and historical plant performance. Forecast long term metal prices used for the NSR calculation are: Zn: US$2,851/t (US$1.29/lb); Pb: US$2,220/t (US$1.01/lb); Cu: US$7,151/t (US$3.24/lb); and Ag: US$21.18/oz. Metallurgical recovery portion of the NSR calculations are based on polynomial equations for each of the concentrate elements, and incorporate considerations of sliding smelter payments that vary depending on the grade of the concentrate. Mining cost is US$15.17/t, processing cost is US$6.10/t, and G&A cost is US$7.83/t. Underground mining methods and mineral processing by flotation concentration are assumed.

Mineral resources are stated as in situ with no consideration for planned or unplanned mining dilution.

Nexa has entered into a silver streaming agreement with Triple Flag, beginning in December, 2016. The result is that revenues from silver sales will be lower than from the stated assumed price. No expected material change to the mineral resources if silver streaming price is used. The reduced silver revenue has not been considered in NSR calculations or cut-off values.

(3)                                 El Porvenir Mine

The qualified person responsible for the mineral resources estimate is Fernando Saez, MAIG, an SRK Consulting Peru. SA employee.

There  is no certainty  that  all or any part  of the mineral resources estimated will be converted  into mineral reserves.

Mineral resources  are reported to a 40.94 US$/t NSR cut-off.

NSR cut-off is calculated  based  on the LOM  costs: Mining US$ 24.25 /t, Process  US$ 6.37 /t and other  costs US$ 10.32 /t metric tonne.

NSR for each block was calculated  by multiplying one tonne  of mass of each by block grade  by its estimated process recovery, commercial  terms  including  payable, deduction,  penalties  and freight costs per each element.  If the NSR is higher  that  NSR cut-off, the block is included  in the mineral resource estimate.

Metal  prices considered were: US$ 2,767/t Zn; US$ 2,235 /t Pb; US$ 6,794 /t Cu; and US$ 21.78 /Oz Ag.

Metallurgical  recoveries  are based  on a recovery versus head  grade  curve.

Metallurgically  recoveries  for measured and indicated  average  head  grades: Zn 91.2%; Pb 84.0%; Cu 32.8%; and Ag 64.9%.

Density  was calculated  based  on each mineralized  structure ranging  from 2.77 t/m3  to 4.01 t/m3.

Mineral  resources,  as reported, are undiluted.

Mineral  resource  tonnage  and contained metal  have been  rounded to reflect the accuracy of the estimate.

(4)                                 Atacocha Mine (Underground)

The qualified person responsible for the mineral resources estimate is Fernando Saez, MAIG, an SRK Consulting Peru. SA employee.

Mineral resources are reported to 47.79 US$/t NSR cut-off.

NSR cut-off is calculated based on the LOM costs: Mining US$ 30.84 /t, Process US$ 5.57 /t and other costs US$ 11.38 /t metric tonne.

NSR for each block was calculated by multiplying one tonne of mass of each by block grade by its estimated process recovery, commercial terms including payable, deduction, penalties and freight costs per each element. If the NSR is higher that NSR cut-off, the block is included in the resource estimate.

Metal prices considered were: US$ 2,767/t Zn; US$ 2,235 /t Pb; US$ 6,794 /t Cu; and US$ 21.78 /oz Ag.

Metallurgical recoveries are based on a recovery versus head grade curve.

Metallurgically Recoveries for M&I average head grades: Zn 90.5%; Pb 86.9%; Cu 28.5%; and Ag 77.1%.

Density was calculated based on each mineralized structure ranging from 2.79 t/m3 to 3.89 t/m3.

Mineral resources, as reported, are undiluted.

Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate.

(5)                                 Atacocha Mine (Open Pit)

The qualified person responsible for the mineral resources estimate is Fernando Saez, MAIG, an SRK Consulting Peru. SA employee.

Mineral resources are reported to a 18.53 US$/t NSR cut-off.

NSR for each block was calculated  by multiplying one ton of mass of each by block grade  by its estimated process recovery, commercial  terms  including  payable, deduction,  penalties  and freight costs per each element.  If the NSR is higher  that  NSR cut-off, the block is included  in the mineral resources.

Metal  prices considered were: 2,767 US$/ Zn; 2,235 US$/t Pb; 6,794 US$/t Cu; 21.78 US$/Oz Ag; and 1,471 US$/oz Au.

Process Plant  Recoveries:  Zn 76.4%; Pb 86.6%; Cu 0.0%; Ag 77.0%; and Au 53%.

Grades reported in this table  are ‘‘contained’’ and do not include  recovery.

Density was calculated  based on each mineralized structure ranging  from 1.8 g/cm3 to 2.8 g/cm3.

Mineral resources, as reported, are undiluted.

Mineral resource tonnage and contained metal have been rounded to reflect the precision of the estimate.

(6)                                 Vazante Mine

The qualified person responsible for the mineral resources estimate is Douglas Reid, P. Eng, an Amec Foster Wheeler employee.

Underground mining methods and mineral processing by flotation concentration are assumed.

Mineral resources are reported within a 5% Zn envelope with a US$57.78 NSR cut-off applied. The NSR is calculated as follows: if Zn(%) > 2.6, NSR = 19.5913 x Zn(%); if Pb(%) > 0.25, NSR = 1.6103 x Pb(%); and Ag(g/t), NSR = 6.97 x Ag(g/t)/31.1035. The NSR calculations include an allocation of US$256.49/t for the zinc premium paid by the Tres Marias smelter. Zinc price used is: US$2,850.51/t (US$1.29/lb); lead price is US$2,220.19/t (US$1.01/lb); and silver price is US$21.18/oz. Zinc metallurgical recovery is 84%, lead metallurgical recovery is 21%, silver metallurgical recovery is 36%. Cost assumptions include mining cost of US$17.24/t, plant cost of US$17.63/t, maintenance and other costs of US$22.91/t.

Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution.

(7)                                 Morro Agudo Mine

Mineral resources have effective dates as follows: Morro Agudo Mine (December 31, 2016); Ambrosia Sul (October 24, 2016); Ambrosia Norte (April 14, 2016); and Bonsuccesso (May 5, 2017).

Depletion to account for mine production up to December 31, 2017 was applied to Morro Agudo and Ambrosia Sul. No updates accounting for drilling and underground sampling activities were applied to the Morro Agudo or Ambrosia Sul estimates since December 31, 2016. There were no updates to Ambrosia Norte or Bonsuccesso estimates since the effective dates, and no mining activities occurred at these two projects.

No updates accounting for drilling and underground sampling activities were applied to the Morro Agudo or Ambrosia Sul estimates since December 31, 2016.

There were no updates to Ambrosia Norte or Bonsuccesso estimates since the effective dates.  No mining activities occurred at these two projects.

The qualified person responsible for the mineral resources estimate is Douglas Reid, P. Eng, an Amec Foster Wheeler employee.

Mineral resources other than the pillar material are reported using the following assumptions: Morro Agudo Mine within a 2.3% Zn+Pb envelope using a net smelter return (NSR) cut-off of US$44.96/t; Ambrosia Sul within a 1% Zn+Pb envelope using a NSR cut-off of US$32.13/t within a pit shell for mineralization amenable to open pit mining methods, and within a 1% Zn+Pb envelope using a NSR cut-off of US$46.73/t for mineralization outside the pit shell and amenable to underground mining methods; Bonsuccesso, within a 1% Zn+Pb envelope using a NSR cut-off of US$46.73/t; Ambrosia Norte, within a 2.5% Zn+Pb envelope using a NSR cut-off of US$46.73/t.

Mineral processing by flotation concentration is assumed.

For all estimates, forecast long term metal prices used are: zinc US$2,767/t (US$1.26/lb), lead US$2,235/t (US$1.01/lb).

Zinc metallurgical recovery is 91%; lead metallurgical recovery for the Morro Agudo Mine is 83%, lead recovery for Ambrosia Sul is 40%, lead metallurgical recovery for Ambrosia Norte is 70%, and lead recovery for Bonsuccesso is 70%.

Reported mineral resources contain no allowances for internal or external dilution.

Zinc and lead grade measurements are reported as percent, tonnage measurements are in metric units.

(8)                                 Aripuanã Project

The qualified person for the mineral resources estimate is Sean D. Horan, P.Geo., a Roscoe Postle Associates Inc. employee.

Mineral resources have effective date as of December 23, 2016.

Mineral resources are reported using a US$46/t Net Smelter Return (NSR) block cut-off value for stratabound material and a US$42/t NSR block cut-off value for stringer material.

The NSR is calculated based on metal prices of US$1.26 per lb Zn, US$1.01 per lb Pb, US$3.08 per lb Cu, US$1,471 per troy ounce Au, and US$21.8 per troy ounce Ag.

(9)                                 Shalipayco Project

The qualified person for the mineral resources estimate is José Texidor Carlsson, P.Geo., a Roscoe Postle Associates Inc. employee.

Mineral resources have effective date as of June 30, 2017.

Mineral resources are estimated at an NSR cut-off value of US$45.

Mineral resources are estimated using a long-term zinc price of US$2,767/t, lead price of US$2,235/t and silver price of US$21.78 per ounce.

A minimum mining width of 2m was used.

(10)                          Magistral Project

The qualified person for the mineral resources estimate is Rosmery J. Cárdenas Barzola, P.Eng. MAusIMM CP(Geo), a Roscoe Postle Associates Inc. employee.

Mineral resources have effective date as of June 30, 2017.

Mineral resources are reported using a 0.2% Cu cut-off grade for the material inside the pit shell design.

Mineral resources are estimated based on metal prices of US$2.68 per lb Cu, US$7.30 per lb Mo and US$18.94 per ounce Ag.

Density was assigned based on rock type.

(11)                          Hilarion Project

The qualified person for the mineral resources estimate is Rosmery J. Cárdenas Barzola, P.Eng. MAusIMM CP(Geo), a Roscoe Postle Associates Inc. employee.

Mineral resources have effective date as of July 31, 2017.

Mineral resources are estimated at an NSR cut off value of US$31/t for Hilarión Deposit and an NSR cut off value of US$50/t for El Padrino Deposit.

Mineral resources are estimated using a long-term zinc price of US$1.26 per pound, a lead price of US$1.01 per pound, a copper price of US$ 3.08 per pound, and a silver price of US$21.78 per ounce.

A minimum mining width of 2 m was used for El Padrino and most of Hilarión.

(12)                          Pukaqaqa Project

The qualified person for the mineral resources estimate is José Texidor Carlsson, P.Geo., a Roscoe Postle Associates Inc. employee.

Mineral resources have effective date as of July 31, 2017.

Mineral resources were reported inside a preliminary Whittle pit using a 0.20% Cu block cut-off grade.

Mineral resources are estimated using a copper price of US$2.59/lb and an exchange rate of US$0.80 to C$1.00.

(13)                          Florida Canyon Project

The qualified person for the mineral resources estimate is J. B. Pennington, M.Sc.,C.P.G., a SRK Consulting (U.S.) Inc. employee.

Mineral resources have effective date as of July 13, 2017.

Grades reported in this table are “contained” and do not include recovery.

Mineral resources are reported to a 2.8% recovered zinc-equivalent (RecZnEq%) cut-off grade. Assuming the average recoveries for the resource, this corresponds to non-recovered cut-off grade of 3.6% contained ZnEq%.

RecZnEq% was calculated by multiplying each block grade by its estimated recovery, then applying mining costs, processing costs, general and administrative (G&A) costs, smelting costs, and transportation costs to determine an equivalent contribution of each grade item to the Net Smelter Return.

Mining costs, processing, G&A, smelting, and transportation costs total US$74.70/t.

Metal price assumptions were: Zinc (US$/lb 1.20); Lead (US$/lb 1.0); and Silver (US$/oz 17.50).

As the recovery for each element was accounted for in the RecZnEq%, recoveries were not factored into the calculation of the 2.8% cut-off grade.

Average metallurgical recoveries for the resource are: Zinc (79%); Lead (72%); and Silver (50%).

The equivalent grade contribution factors used for calculating RecZnEq% were: (1.0 x recovered Zn%) + (0.807 x recovered Pb%) + (0.026 x recovered Ag ppm).

The contained ZnEq% grade reported above was calculated by dividing the RecZnEq% grade by the calculated zinc recovery.

Density was calculated based on material types and metal grades. The average density in the mineralized zone was 3.01 g/cm3.

Mineral resources, as reported, are undiluted.

Mineral resource tonnage and contained metal have been rounded to reflect the precision of the estimate.

(14)                          Caçapava do Sul Project

The qualified person for the mineral resources estimate is David A. Ross, P.Geo.,  a Roscoe Postle Associates Inc. employee.

Mineral resources have effective date as March 17, 2017.

Mineral resources are reported at a net smelter return (NSR) cut-off value of US$13.25/t.

NSR metal price assumptions: Zn US$1.26/lb; Pb US$1.01/lb; Cu US$3.08/lb; and Ag US$21.78/oz.

A minimum thickness was not applied.

Mineral resources are constrained by preliminary pit shells.

SUMMARY OF MINERAL PROPERTIES

Mines

Cerro Lindo

The most recent NI 43-101 technical report with respect to Cerro Lindo is the technical report titled “Cerro Lindo Polymetallic Mine, Chavín District, Chincha Province, Peru, NI 43-101 Technical Report on Operations” with an effective date of June 30, 2017 (the “Cerro Lindo Technical Report”) prepared by Amec Foster Wheeler (Peru) (“Amec Foster Wheeler”) and in particular: Bill Bagnell, P.Eng., Dr. Ted Eggleston, RM SME, Edward J.C. Orbock III, RM SME, William Colquhoun, FSAIMM, Laurie Reemeyer, P.Eng., Dr. Peter Cepuritis, MAusIMM(CP), Juleen Brown, MAusIMM(CP), and Dr. Bing Wang, P.Eng. The Cerro Lindo Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Cerro Lindo is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Cerro Lindo Technical Report or approved by such person.

Project Description, Location and Access

Project Setting

The Cerro Lindo mine is located in the Chavín District, Chincha Province, Ica Department of Perú, approximately 268 km southeast of Lima and 60 km from the coast. The current access from Lima is via the paved Pan American Highway south to Chincha (208 km) and then via an unpaved road up the Topará River valley to the mine site (61 km). Internal roadways connect the various mine-site components. The project site is located at an average elevation of 2,000 meters above sea level (or masl).

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

All mineral concessions are held in the name of Nexa Resources Peru S.A.A. (“Nexa Peru”). The tenure consists of 43 mining concessions, four mining claims, and one beneficiation concession, totaling 26.677.48 hectares. All but one of the mining concessions have been granted and duly recorded in the public registry. Certain mineral concessions are currently subject to a penalty of US$20/hectare since the minimum required levels of production or exploration expenditures stipulated under Peruvian regulations have not been met.

Nexa Peru currently holds surface rights or easements for the following infrastructure at Cerro Lindo: mine site, access road, power transmission line, and water pipeline for the mine, old and new power transmission lines to Cerro Lindo, desalination plant, water process plant, and the water pipeline from the desalination plant to the mine site. There is sufficient suitable land available within the mineral tenure held by Nexa Peru for tailings disposal, mine waste disposal and installations such as the process plant and related mine infrastructure.

As of December 31, 2017, Nexa Peru has a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction.

Cerro Lindo is not currently subject to third-party royalties.

Site Location Plan

Regional Mineral Tenure Plan

History

A number of companies have held interests in the Cerro Lindo mine area, including BTX, Phelps Dodge, and Milpo. Exploration work completed to date includes geological mapping, rock chip and soil sampling, trenching, ground geophysical surveys, and exploration, definition and underground operational core drilling.

Feasibility studies were completed in 2002 and 2005, with mine construction commencing in 2006. Formal production started in 2007; the mine has been operational since that date.

Subsequently, several project expansions have increased the initial plant throughput capacity of 5,000 t/d to the current assumed life-of-mine (or LOM) capacity of 20,600 t/d. To date a number of mineralized zones have been delineated, including OB-1, OB-1x, OB-2, OB-2B, OB-3, OB-4, OB-5B, OB-6, OB-6A, OB-6B, OB-7, and OB-8.

The last three years mine production is shown in the table below:

Last Three Years Mine Production from Cerro Lindo

	Unit	2015	2016	2017
Tonnage	Mt	6.76	7.35	7.30
Zn Grade	%	2.83	2.56	2.33
Cu Grade	%	0.68	0.66	0.69
Pb Grade	%	0.30	0.29	0.27
Ag Grade	oz/t	0.75	0.73	0.69
Ag Grade	g/t	23.33	22.71	21.55

Geological Setting, Mineralization and Deposit Types

Cerro Lindo is classified as a volcanogenic massive sulphide (or VMS) deposit. Mineralization is hosted in a pyroclastic unit composed of ash and lapilli-type polymictic tuffs of the Middle Cretaceous Huaranguillo Formation.

The Cerro Lindo deposit is 1,500 m long, 1,000 m wide, and has a current vertical development of 470 m. Mineralization consists of at least 10 discrete mineralized zones, and form a number of structural trends from southwest to northeast. The location of the known mineralized zones and ore bodies is shown in the figure below.

Mineralized Trends and Mineralized Bodies

The Cerro Lindo deposit comprises lens-shaped, massive bodies, composed of pyrite (50.0% to 90.0%), yellow sphalerite, brown sphalerite, chalcopyrite, and minor galena. Significant barite is present mainly at the upper portions of the deposit. A secondary-enrichment zone, composed of chalcocite and covellite, has formed near-surface where massive sulphides have oxidized.

The regional setting and local geology (lithological and structural controls, alteration pattern, mineral zonation), as well as the depositional environment and genesis of the deposit, are well understood and appropriate. That understanding is a useful guide in future exploration in the district, and adequate to support estimation of mineral resources, mineralized material and mineral reserves.

Exploration

Exploration potential remains at OB-1 (open at depth), OB-1x (all directions), OB3-4 (open to northwest and at depth) OB-4 (potential for stacked mineralization), OB-5 (open to southeast) and OB-8 (open to northwest, southeast and at depth). Current exploration in the mine area is addressing the possible presence of various mineralized horizons at the upper levels of the southwestern flank of the mine, and at depth, below the 1,600 m level. Outside the mine area, a number of prospects have been identified, which should be subject to additional exploration activity. See also “Cerro Lindo— History”.

Planned underground drilling is intended to recognize new mineralized zones, support upgrades of confidence categories in known mineralized zones, and support reconciliation or ore control. The figure below shows the locations of the regional exploration targets that warrant follow-up drilling.

Regional Exploration Targets

Drilling

In 2017, 93,699 meters of diamond drilling and 3,705 meters of underground exploration work were executed. The most relevant result was the discovery of OB9, which increases the expectations for finding ore towards the southeast sector.

Amec Foster Wheeler is of the opinion that the quantity and quality of lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs completed by Milpo since 2000 are sufficient to support mineral resource, mineralized material and mineral reserve estimation.

Sampling, Analysis and Data Verification

Several sample types have been collected as part of the production cycle, including underground channel, long-hole blast hole, and core sampling. Drill-hole and channel sample spacing is considered adequate for the type of deposit. Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization.

The quality control (or QC) protocol currently implemented includes the insertion of one coarse blank, one standard reference material (or SRM), one twin sample, one coarse duplicate and one pulp duplicate in every 25-sample batch, representing in total a 20.0% insertion rate. The QC protocol implemented allows for proper assessment of precision, accuracy, and contamination. Insertion rates of QC samples were in line with general industry standards; however, the program has been substantially improved every year, and is now considered to be an industry-leading program.

Amec Foster Wheeler considers data collection, analysis, storage, and security to be adequate to support mineral resource, mineralized material and mineral reserve estimation and mine planning.

Amec Foster Wheeler reviewed logging, density data and data integrity, and found no significant issues that would adversely affect mineral resource, mineralized material and mineral reserve estimation. Amec Foster Wheeler, as part of the Cerro Lindo Technical Report, performed data verification that was mainly oriented at confirming the accuracy of data transference and/or data interpretation. Amec Foster Wheeler also reviewed the interpretation on selected geological cross-sections and plans in order to assess spatial continuity. The inspected data were considered acceptable to support mineral resource, mineralized material and mineral reserve estimates. Sample data collected adequately reflect the deposit dimensions, true widths of mineralization, and the style of the deposits.

Quality assurance and quality control (or QA/QC) procedures were reviewed by a number of internal and external parties from 1996 to 2017, including Phelps Dodge, Milpo (both internal) and Amec Foster Wheeler. The QC program implemented at the mine ensures adequate monitoring of precision, accuracy, and contamination along the entire sampling-preparation-assaying process. No significant precision or accuracy issues that could affect the assay quality have been identified to date in the QC program. Amec Foster Wheeler considers the assay data to be adequate to support mineral resource, mineralized material and mineral reserve estimates.

Mineral Processing and Metallurgical Testing

The current LOM nameplate capacity is 20,800 t/d with actual production scheduled at 20,600 t/d over LOM. Test work on ore type, production blend and variability samples supported the plant designs, and included a full suite of comminution tests, flotation test work, and penalty element analysis.

Metallurgical parameters for the concentrator are well understood, and optimization and plant control is supported by ongoing research and development metallurgical testing on samples of ore mainly based on: hardness work index, mineral flotation kinetics, flotation reagent scheme evaluation, flotation kinetics, grind sensitivity, mineralogy and routine circuit evaluations.

Zinc, lead and copper recoveries are well understood and hold good correlations with metal head grades. Average recoveries over LOM are 89.3% (Zn), 66.4% (Pb) and 84.1% (Cu). Silver recovery is around of 67.2%, where the majority of it reports to lead and copper concentrates.

Cerro Lindo concentrate products are considered to be clean, contain low concentrations of deleterious penalty elements, and are of a relatively high quality that is consistently in excess of minimum specifications with little variability. Average concentrate grades are 58.1% (Zn), 62.4% (Pb) and 26.0% (Cu).

Mining Operations

Mining Methods

The Cerro Lindo mine is relatively new; it has been operating since July 2007. The mine is completely mechanized, using rubber-tired equipment for all development and production operations. There is no shaft; all access is through 15 portals servicing adits, drifts and declines. Ore is extracted from nine separate orebodies, and delivered to the process plant via a series of conveyors. All ore is commingled during transport to the concentrator stockpile; ore from different orebodies is not segregated.

The primary mining method used at Cerro Lindo is SLOS/VRM with paste backfill. In the future, areas of the mine that cannot be exploited using the standard SLOS method will be extracted using mechanized C&F and D&F mining methods.

The mine plan for the remainder of the LOM is based on a daily production rate of 20,600 t/d for 353 d/a based on the mineral reserves estimated according to NI 43-101. Inferred mineral resources are not included in the mine plan.

Cerro Lindo is almost completely developed. With the exception of the bottom levels of OB-1 and OB-6 which are yet to be developed, and the pillar recovery and remnant mining, there is very little flexibility in the mining sequence. Mine planners use what flexibility they have to try to maintain uniform head-grades to the concentrator, and avoid geotechnical issues that can be a result of poor stope sequencing.

The mine ventilation circuit is complex. After reviewing the size of the mobile equipment fleet currently operating at Cerro Lindo, it is the opinion of Amec Foster Wheeler that the ventilation system is likely under- capacity and should be increased to properly support the proposed mining rates.

The Cerro Lindo mine does not produce any significant quantities of water and exploration drilling to date has not intersected any water-bearing structures that could introduce major inflows into the mine.

Processing and Recovery Operations

The Cerro Lindo plant has a relatively large polymetallic flotation-based concentrator treating up to 20,600 t/d (LOM plan) or 7.27 Mt/a of ore from underground mining with a utilization of 97.0% (using the mineral reserves estimated according to NI 43-101). Processing is based on conventional crushing, grinding, sequential lead and copper bulk flotation followed by zinc rougher flotation, subsequent copper and lead separation and cleaner flotation, zinc cleaner flotation, and concentrate thickening and filtration to produce separate concentrates of zinc, lead and copper with silver content.

Filtered lead, copper and zinc concentrates are transported by road to the Port of Callao for sale in the case of lead and copper concentrates, and to the Company’s Cajamarquilla zinc refinery for the treatment of zinc concentrate.

Tailings are thickened and pumped to separate filter plants producing respectively an underground backfill product and dewatered tailings for trucking to and placement in a dry stack tailings disposal storage facility. As much as 90.0% of the process water from dewatered tailings is recycled with industrial fresh water being supplied from a desalination plant at the coast to meet site and process water make-up requirements.

Cerro Lindo polymetallic circuit, metallurgical performance (last three years)

	Unit	Item	2015	2016	2017
Production	tonnes		6,760,519	7,345,201	7,297,624
Mill Head Grade	g/t	Ag	23.22	22.64	21.55
	%	Cu	0.68	0.66	0.69
	%	Pb	0.30	0.29	0.27
	%	Zn	2.83	2.56	2.33
Cu Concentrate	%	Cu Recovery	83.37	84.13	86.10
	%	Cu Grade	26.16	26.33	26.15
	oz/t	Ag Grade	11.81	12.65	12.47
	%	Ag Recovery (to Cu)	35.36	37.38	41.63
Pb Concentrate	%	Pb Recovery	73.69	74.26	76.03
	%	Pb Grade	65.37	64.56	65.10
	oz/t	Ag Grade	68.40	67.11	64.45
	%	Ag Recovery (to Pb)	0.07	0.07	0.06
Zn Concentrate	%	Zn Recovery	92.67	92.25	91.54
	%	Zn Grade	58.83	58.90	58.99

Cerro Lindo Simplified Overall Process Material Flow Diagram

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

All key infrastructure required for mining and processing operations is constructed. This includes the underground mine, access roads, powerlines, water pipelines, desalination plant, offices and warehouses, accommodations, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plant, and the dry-stack tailings storage facilities.

Electrical power for the mine site at 220 kV is supplied from the national grid. The mine and its infrastructure were not originally designed for the planned production rate of 20,600 t/d. All major components of the system are operating at or near peak capacity. A failure of any of the infrastructure components, or a small change in mineralized material or rock properties could prevent the mine from meeting its production targets for an extended period.

The following figure is a site layout plan.

Site Layout Plan

Environmental, Permitting and Social Considerations

The site environmental monitoring plan was established in the 2001 EIA, amended in 2007 and 2011, and updated in 2014. Baseline studies included evaluation of climate, air quality, noise, hydrology, groundwater, water quality, seismicity, biology, and social setting.

Tailings from the process plant are thickened and then further dewatered in either the paste plant to be deposited underground, or to the filter plant to the south of the process plant to be filtered and subsequently placed in two dry-stack storage facilities. The tailings storage facilities receive approximately 50.0% of the tailings which are produced by the process plant facility, and the other 50.0% is dewatered to paste form, and pumped to the underground mine.

Surface drainage and rainfall are managed through channels and a check dam at the crest and at the perimeter of the deposits, directing flows to lined dams at the base of the deposits. Water collected in the contingency dams is pumped back to the filter plant.

The mine has implemented a basic system of sedimentation and clarification of mine water, with the construction of three ponds. All mine process water is treated in the effluent treatment plant. The water supply includes the treatment of all recirculated water before entering the water back to the process plant. It also includes pumping sea water into the desalination plant for a reverse osmosis treatment and supply to the process plant. A permit for groundwater extraction from five boreholes is current. The approved monitoring plan requires ongoing surface and groundwater quality monitoring.

A closure plan was developed as part of the original EIA, and has undergone revisions due to amendments to the EIAs as a result of changes to project components, including mine expansions. The approved period for implementing closure and post closure was 18 years. Post closure monitoring, assumed to extend for five years after closure, will include monitoring of hydrological, physical, geochemical and biological stability. The total updated closure budget estimate prepared in 2016 is about US$36.2 million, to be expended in or about 2027. Almost 50.0% of the budget was intended to be spent on progressive closure.

Nexa Peru holds a number of current permits in support of operations. Nexa Peru monitors and reviews the permit status for the operations using an ISO 14001 compliant environmental management system. Nexa Peru has a Social Agreement for the development of the Chavin district signed in November, 2005. This agreement was updated in 2009, 2011, and 2012. The agreement covers items such as social investment, employment, participatory monitoring, and dispute resolution.

El Porvenir

The most recent NI 43-101 technical report with respect to El Porvenir is the technical report titled “Independent Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators for El Porvenir Mine, Peru” with an effective date of June 30, 2017 (the “El Porvenir Technical Report”) prepared by SRK Consulting (Peru) S.A. (“SRK”) and in particular: Fernando Saez, MAIG, Angel Mondragon, MAusIMM, CP(Min), Antonio Samaniego, FIMMM, Daniel Sepulveda, P.Eng, Neil Winkelmann, FAusIMM, and James Gilbertson, CGeol. The El Porvenir Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to El Porvenir is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the El Porvenir Technical Report or approved by such person.

Project Description, Location and Access

Project Setting

The El Porvenir project is located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located in the central Andes mountains region of Peru, at an approximate elevation of 4,200 meters above sea level. The mine is situated at kilometer 340 of the Carretera Central Highway (Lima—Huánuco route), 13 km from the city of Cerro de Pasco. Geographically, the mine is located in the zone of the Central Cordillera which contains the communities of Parán, Lacsanga and Santo Domingo de Apache.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The El Porvenir mine is owned by Milpo Andina Peru, S.A.C., a subsidiary of Nexa Peru of which Nexa Peru has a 99.99% equity interest. The El Porvenir mine has a total of 25 concessions covering 4,850.79 hectares, as well as a beneficiation plant “Acumulacion Aquiles 101”. With respect to the surface property at the El Porvenir project, there is a mining site of 450.66 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

El Porvenir Mineral Rights

365000
367500
370000
8830000
8827500
8825000
8822500
8820000
ATACOCHA MINE
BARRIO PALOMAR
N
0
1
km
EL PORVENIR MINE
EL PORVENIR MINE - MINING CONCESSIONS
MILPO ANDINA
ATACOCHA - Assigned to Milpo Andina
S.M.R.L. CMA Nº 54
ATACOCHA/MILPO - Assigned to Milpo Andina
MILPO
MILPO ANDINA BENEFIT CONCESSION
NEXA OTHER CONCESSIONS
OTHER TITULAR
TITULAR
TITLED
CONCESIONES
HA (AVAIBLE)
COMPAÑÍA MINERA ATACOCHA S.A.A. 16 157.15
COMPAÑÍA MINERA ATACOCHA S.A.A. / COMPAÑÍA MINERA MILPO S.A.A. 2 7.96
COMPAÑÍA MINERA MILPO S.A.A. 1 14.17
MILPO ANDINA PERU S.A.C. 4 4,668.52
S.M.R.L. CMA Nº 54 2 3.00
TOTAL 25 4,850.79

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. In 1953, a gravity separation plant was built with a capacity of 54,000 t/month of minerals with an average grade of 160 g/t of silver, 4.3% of lead and 6.5% of zinc, which was expanded successively until 1978. In 1979, the construction of the flotation plant was completed, capable of processing 1,800 tpd, with the ability to increase capacity to 2,700 tpd. The flotation plant includes electronically controlled material transport/elevation, crushing circuits, and ore concentrator systems. In 1997, a new mineralization zone was discovered. In 1999, production increased to 3,000 tpd. In 2012, production was further increased to 5,600 tpd. In 2013, we commenced the integration process with the Atacocha mine. In 2015, as part of the second stage of integration, the El Porvenir tailings deposit was integrated with Atacocha’s. In 2016, the third stage of integration commenced involving the integration of energy supply.

As of December 31, 2017, we are in the process of integrating our El Porvenir and Atacocha mine operations. The integration will support increased throughput at the El Porvenir plant with ore from the Atacocha mine.

Last Three Years Mine Production from El Porvenir

	Unit	2015	2016	2017
Tonnage	Mt	2.11	2.15	1.83
Zn Grade	%	3.21	3.22	2.86
Cu Grade	%	0.17	0.14	0.13
Pb Grade	%	0.93	0.99	1.04
Ag Grade	oz/t	1.75	1.94	2.05
Ag Grade	g/t	54.38	60.24	63.61

Geological Setting, Mineralization and Deposit Types

El Porvenir is located in the Pasco region of the Western Cordillera of the Andes mountain range in central Peru, within the Eocene-Miocene Polymetallic Belt, and Miocene Au-Ag Epithermal. The Pasco region is a prolific mineral district with mines that have been in operation for many years, at least two of them for over 100 years (El Brocal and Cerro de Pasco).

El Porvenir is a typical skarn deposit. The mineralization occurs within the contact of the upper Triassic limestone (i.e Exoskarn) and the granodioritic-dacitic intrusive rocks (i.e. Endoskarn). There are also recognized veins and replacement manto type, minor disseminated mineralization may occur within the intrusive units. West of the Milpo-Atacocha fault within the Goyllarisquizga Group, mineralization is characterized as veins and disseminations.

Four groups of vein/mineralized structures are reported. Structurally controlled veins are sub-vertical up to 150 m long, with a vertical extent of 350 m. Economic mineralogy comprises of mostly galena, sphalerite, and tetrahedrite, as well as variable and lesser pyrite, quartz, and rhodochrosite.

Regional Geology of the El Porvenir Area

Exploration

Exploration and development work on and around the El Porvenir project has been conducted since 1949. The majority of exploration is generally conducted simultaneously with underground development, which involves diamond core drilling and channel sampling following underground drifting.

Exploration Potential in the Mine Area

Drilling

In 2017, a total of 71,764 meters of diamond drilling were realized. The results obtained in the year represent  better geological information and a possibility to increase inferred resources.

Drilling procedures are coordinated and supervised by Company geologists (mine/production or exploration), and overseen by the Superintendent of Geology and Exploration. The procedures to capture the drilling data are: drill-hole location (collar), down-hole survey (survey), sampling and geochemical analysis (assay), recovery (Geotech), density (density), and geological logging (lithology, alteration, mineralization, structures, etc). The core holes data base have core diameter information, as follows: BQ (36.4 mm), NQ (47.6 mm), HQ (63.5 mm), and TT-46 (35.3 mm). An analysis of drilling recovery demonstrates that approximately 96% of all reported recovery values (from 2063 drill-holes) are greater than 95%. The drilling information is stored in a structured directory, and backed-up on a central server.

Sampling, Analysis and Data Verification

Sampling was done by the Company geology staff stationed at El Porvenir. The samples are collected from drillholes and channels. The laboratories where samples of core and channels were delivered to are Inspectorate Porvenir Lima/Mina and SGS Lima. Testing protocols between these laboratories differ in their detection limit and assaying methodology. The Company operates its own in-house test laboratory, Laboratory Inspectorate Mina El Porvenir, which began its operations in mid-2012. At Inspectorate laboratory, samples were prepared using standard rock preparation protocols which were observed by SRK during the site visit. Prepared samples were assayed generally for a suite of 5 elements, Ag, Au, Cu, Zn, Pb and Fe using aqua regia digestion and atomic absorption spectroscopy (AAS-GEO). During the visit to the mine, SRK was able to observe the routine insertion of samples, standards, and fine and coarse duplicates as part of its quality control process. However, the Company does not store or analyze any information related to the internal quality control of this laboratory.

The El Porvenir project has implemented a QA/QC program which complies with current industry best practices and involves establishing appropriate procedures and the routine insertion of certified reference materials (or CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is made to assess the reliability of sample assay data and the confidence in the data used for the estimation. QC samples have been inserted into the sample stream since 2014. Mina El Porvenir routinely inserts certified standards, blanks, field, preparation (coarse reject) and pulp (laboratory) duplicates to the Inspectorate laboratory that operates at the mine site. The Inspectorate laboratory has been the primary laboratory for assaying core drill and channel samples since the middle of 2012, with the results of the inserted QC samples detailed below. Prior to this the samples were sent to SGS. The database only included control samples from 2014 until present; before 2014, the samples were only assayed for grade and no control samples were included in the batches.

Mineral Processing and Metallurgical Testing

Production of concentrate tonnage at El Porvenir has been consistent for the 2015 and 2016 period. Starting in 2016, the zinc monthly average head grade has been steadily declining from 3.41% in January to 2.97% by December, and the recovery of zinc to the zinc concentrate has dropped from approximately 91% to 88.6% by 2016. Quality of zinc concentrate has remained within typical commercial levels with zinc grade consistently above 50% and for periods in the 52% range. Recovery of silver to zinc concentrate has also increased during the period from approximately 7% to 10% levels and resulted in silver grade in zinc concentrate consistently increasing from approximately 2 oz/t up to 4 oz/t. Recovery of penalty metals like Cu and Pb has shown a minor increase towards the end of 2016 that could potentially translate in penalties from smelters.

Recovery of lead to the lead concentrate was consistently in the 83% range until the second half of 2016 when it dropped to 78% levels. The decrease in lead recovery appears consistent with the increased deportment of Pb to the zinc concentrate. Silver shows a similar behavior to that of lead by decreasing its recovery from typical 61% to 55% in the second half of 2016. Gold deportment has increased from 13% to 17% translating in payable levels in the lead concentrate grades at approximately 5 g/t Au.

Recovery of metals to the copper concentrate has shown a marked decrease since early 2015 until 2016. Copper has shown a large variability from month to month over the entire period, ranging from approximately 40% to 35% in early 2015 to a low of approximately 15% to 20% by the end of 2016. Gold recovery to copper concentrate is showing a similar trend to that of copper starting from approximately 20% to values below 10% in late 2016. Silver, initially at approximately 15% in early 2015 is showing a steady recovery level at approximately 7.5% during 2016.

In 2017, the production was reduced due to the lower ore treated during the year, as a result of the work carried out to strengthen the safety of the underground mine operations and the lower head grades, in the case of zinc.

El Porvenir Polymetallic Circuit, Metallurgical Performance

	Unit	Item	2015	2016	2017
Production	tonnes		2,108,821	2,154,151	1,834,511
Mill Head Grade	g/t	Ag	54.38	60.24	63.61
	%	Cu	0.17	0.14	0.13
	%	Pb	0.93	0.99	1.04
	%	Zn	3.21	3.22	2.86
Cu Concentrate	%	Cu Recovery	34.78	22.02	23.13
	%	Cu Grade	23.85	22.15	20.04
	oz/t	Ag Grade	74.28	102.56	85.39
	%	Ag Recovery (to Cu)	10.61	7.36	6.56
Pb Concentrate	%	Pb recovery	83.59	80.83	77.49
	%	Pb Grade	55.82	55.00	51.58
	oz/t	Ag Grade	76.96	77.30	74.76
	%	Ag Recovery (to Pb)	0.12	0.18	0.21
Zn Concentrate	%	Zn Recovery	91.16	90.22	87.92
	%	Zn Grade	51.71	51.59	49.93

Mining Operations

Mining Methods

El Porvenir is mined using overhand cut and fill mining method with the main following characteristics; access to stopes throughout ramp, sub-levels and rising crosscuts; horizontal drilling (Breasting); sub-levels spaced vertically 20m and located at 60m distance from mineralized zone; cuts of 5m of height; use of raising crosscuts to access cuts in ascending direction; and use of detritic and hydraulic backfill.

Mining from the El Porvenir mine from 2018 to 2027 is planned to be as follows: 22.1 Mt ore with 3.22% Zn (712 kt Zn contained), 0.2% Cu (43 kt Cu contained), 0.9% Pb (210 kt Pb contained), 1.69 Oz/t Ag (37.4 MOz Ag contained).

Processing and Recovery Operations

El Porvenir operates a conventional processing plant with 6,500 tonnes/day nominal capacity of fresh feed that is currently operating at approximately 5,900 tonnes/day. El Porvenir uses a conventional multi-stage crushing pant, grinding plant, and multi-stage differential flotation plant to produce three commercial quality concentrates: zinc concentrate, lead concentrate, and copper concentrate. Zinc concentrate accounts for the largest production from El Porvenir at approximately 78% of the total tonnage, lead concentrate accounts for approximately 20% of the tonnage, and copper concentrate for the remaining 2% approximately. Final flotation tails are subject to classification using hydrocyclone. The hydrocyclone’s coarse fraction represents approximately 40% to 60%, which is used for underground backfill. The hydrocyclone’s overflow is sent to a conventional tailing storage facility.

Process Flowchart

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The El Porvenir project site consists of an underground mine, tailings pond, waste rock stockpiles, a process facility with associated laboratory and maintenance facilities; maintenance buildings for underground and surface equipment. Facilities and structures include a warehouse, office, change house facilities, main shaft, ventilation shaft, backfill plant, explosives storage area, power generating hydroelectric, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp.

During the LOM, a combination of transportation methods, including road access, aircraft via Huánuco, and rail to Cerro de Pasco, will be used to supply the El Porvenir project.

The electrical power supply for the project comes from 2 sources: connection to the SEIN national power grid by a main substation 50/13.8 kV, located near the site, and the Candelaria Hydro, that consists of 3 turbines (500 KVA, 1200 KVA y 3.5 MVA), that is connected to the project through the main substation by a 50kV transmission line of 4.6km. The installed initial generating capacity of Candelaria is 4660 kV. All other loads of the project are fed at 13.8kV from the main substation through overhead power lines. These power lines are used to deliver power to various locations to support activities during operation of the mine.

Site roads include main roads suitable for use by mining trucks that transport concentrates to Lima and service roads for use by smaller vehicles. The site roads are for use by authorized mine personnel and equipment, with access controlled by Milpo. Approximately a 15 to 20 km network of service roads has been built providing access to underground mine, processing plant, tailings facility, waste rock stockpile, mine offices, workshops, mine camps and other surface infrastructure. They are approximately 6 m wide and designed for two-way 15 m3 truck traffic and maintenance road equipment.

Environmental, Permitting and Social Considerations

Since 1993, the Ministry of Energy and Mines of Peru has been in charge of the approval of the Environmental Management and Adjustment Program (or PAMA), and subsequently of the following Environmental Management Instruments (or IGA) which include EIA, Mine Closure Plans, Liabilities Closure Plans, Supporting Technical Reports (or ITS), among others. Since December 28th, 2015, these functions have been transferred to the National Environmental Certification Service for Sustainable Investments, a specialized public organization, responsible for the reviewing and approving of the Environmental Management Instruments as to the Law on the National Environmental Impact Assessment System and its regulatory standards. The Environmental and Social Management System (or ESMS) for El Porvenir is a dynamic and continuous process, initiated and supported by its management, involving engagement between the company, its workers, local communities and stakeholders. The ESMS uses a methodological approach to managing environmental and social risks and impacts in a structured and ongoing way.

The Company, in coordination with local, regional and national government agencies as appropriate, conducts a process of environmental and social assessment, and establishes and maintains an ESMS appropriate to the nature and scale of the project and proportionate with the level of its environmental and social risks and impacts. The ESMS incorporates the following: policy; identification of risks and impacts; management programs; organizational capacity and competency; emergency preparedness and response; stakeholder engagement; and monitoring and review.

The Company’s ESMS policy considers the prevention, minimization, mitigation and control of environmental impacts, occupational safety and health risks. The policy ensures that all workers receive a fair remuneration in accordance with their work, as well as decent working conditions, and a work environment conducive and oriented to their professional and personal development. The ESMS policy covers social impacts by developing activities in favor of the well-being of the people living in the surroundings of the operations, respecting their culture and traditions. The Company’s practices are based on an Environmental Management System (or EMS) which makes it possible to identify critical environmental risks (or CERs) in the operations. The CER audit matrix includes the evaluation of legal requirement audit results, monitoring of activities and of environmental incidents.

A closure plan for El Porvenir has been developed at feasibility level for all its components within the context of Peruvian legislation, which is periodically updated over the LOM. The closure plan addresses current, interim, and final closure actions, and post-closure inspection and monitoring. Two years before final closure, a detailed version of the mine closure plan will have to be prepared and submitted to the Peruvian Ministry of Energy and Mines for review and approval. Ownership of the hydroelectric scheme La Candelaria and transmission lines are expected to revert at the end of mine life to Hidrandina. The closure plan therefore concentrates on the decommissioning and closure of primary elements of infrastructure at the El Porvenir mine and mineral processing operations sites and camp. The overall goal for mine decommissioning and closure will be to return the land to a physically, biologically, and chemically stable and ecologically functional condition that approximates baseline conditions. Concurrent closure options will be sought, wherever possible in the construction and operational phases of mine life, in an effort to minimize the potential for subsidence and erosion damage, to enhance biodiversity and the restoration of natural habitats.

The Company has Conventions with seven neighbouring communities: La Candelaria, La Quinua, Santa Rosa de Pitic, San Miguel, San Juan de Yanacachi, San Fransisco de Asis de Yarusyacán, Quichas. All Conventions concern or address a specific and immediate problem that arose during the development of the mining operation in the area (particularly land use change). This led to the need to compensate local residents and/or landowning communities for any damage to their land and/or the Company’s request to use such land to carry out its activities. In this context, Milpo complied with the commitments assumed, evidenced by the signed minutes reflecting the fulfillment of such commitments. The Company prepares a Community Relations Plan (or CRP) every year and aims to work in an environment of mutual respect, transparency and collaboration with the local population which contributes to the Company’s objectives and short and medium term local development.

Atacocha

The most recent NI 43-101 technical report with respect to Atacocha is the technical report titled “Independent Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators for Atacocha Mine, Peru” with an effective date of June 30, 2017 (the “Atacocha Technical Report”) prepared by SRK and in particular: Fernando Saez, MAIG, Angel Mondragon, MAusIMM, CP(Min), Antonio Samaniego, FIMMM, Daniel Sepulveda, P.Eng, Neil Winkelmann, FAusIMM, and James Gilbertson, CGeol. The Atacocha Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Atacocha is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Atacocha Technical Report or approved by such person.

Project Description, Location and Access

Project Setting

The Atacocha property is located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located in the central Andes mountains region of Peru, at an approximate elevation of 4,200 meters above sea level. The mine is situated at kilometer 324 of the Carretera Central Highway (Lima—Huánuco route), 16 km from the city of Cerro de Pasco. The Atacocha mine is located in a mountain area of Central Peru. The processing plant is located near the Huallaga River valley. Cerro de Pasco and Huánuco cities are connected to the mine area by a paved road with heavy traffic. Atacocha has mine camps near the plant and the valley. The light fuel maintenance and storage facilities are located in the area. Basic supplies are available in the city of Chicrin, most major items and equipment are provided from Lima.

Project Setting

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Atacocha mine has a total of 147 concessions covering 2,872.51 hectares, as well as a beneficiation plant, “Chicrin N° 2”. With respect to the surface property at the Atacocha project, there is a mining site of 1,343 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located. There are royalties payable in respect of mining operations at the Atacocha project for the mining concessions held by Compañía Minera Atacocha

Land Tenure Map of Atacocha

365000
367500
370000
8832500
8830000
8827500
N
0
1
km
ATACOCHA MINE
ATACOCHA
CHICRIN
BARRIO PALOMAR
EL PORVENIR
MINE
MILPO
ATACOCHA MINE - MINING CONCESSIONS
ATACOCHA
MILPO - Assigned to Atacocha
MILPO ANDINA - Assigned to Atacocha
ATACOCHA BENEFIT CONCESSION
NEXA OTHER CONCESSIONS
OTHER TITULAR
TITULAR
TITLED
CONCESIONES
HA (AVAIBLE)
COMPAÑÍA MINERA ATACOCHA S.A.A. 139 2,648.87
COMPAÑÍA MINERA MILPO S.A.A. 7 66.20
MILPO ANDINA PERU S.A.C. 1 157.43
TOTAL 147 2,872.51

History

The Atacocha mining unit began operating in the first decade of the 20th century with a production of lead, silver, zinc and copper ores. In 1925 J.H. Fleming, H Rally, J.D. Torbert, T.N. Brown and Carlos Gomez Sanchez established the Pucayacu Mining Company that exploited Atacocha until the company was liquidated after Mr. Fleming’s death. The property was declared abandonded. Subsequently, the “Casa Gallo Hermanos” enterprise claimed the Atacocha mines, and began working the property in 1928. In 1935, Francisco Jose Gallo Diez, with the collaboration of Eulogio E. Fernandini, German Aguirre and Gino Salocchi, established Atacocha S.A. On February 8, 1936, Compañía Minera Atacocha S.A.A. was established to develop exploration and exploitation of mining sites, to produce lead, zinc and copper concentrates. Atacocha reserves were approximately 85,000 mt in 1937.

In the first year of operations, the activities focused on levelling and widening of the San Ramon tunnel at Level 4000 to prepare it to be used as a mine extraction level. The exploitation work developed in veins from Level 4000 verified that these veins represented the limits of a unique mineralized body. In the next two years (1938), the “Marcopampa” hydroelectric central and the Concentrate Plant No 1 in Chicrín were completed. In 1952, the construction of Level 3600, with a length of 2700 m was completed, which allowed a new main level of access and transportation to underground work, while facilitating the extraction and transportation of the minerals to the new concentrate plant No. 2 located also in Chicrín. In 1953, the Chaprín Hydroelectric Plant began operating.

The operation is currently mining ore from both the Atacocha underground mine and the San Gerardo open pit mine. Both mining operations feed the Atacocha processing plant.

Last Three Years Mine Production from Atacocha

	Unit	2015	2016	2017
Tonnage	Mt	1.43	1.49	1.51
Zn Grade	%	2.40	1.80	1.43
Cu Grade	%	0.16	0.11	0.09
Pb Grade	%	1.10	1.32	1.22
Ag Grade	oz/t	1.54	1.71	1.43
Ag Grade	g/t	47.77	53.21	44.52
Au Grade	oz/t	0.01	0.02	0.02
Au Grade	g/t	0.35	0.54	0.60

Geological Setting, Mineralization and Deposit Types

The Atacocha property is situated in the Pasco region of the Western Cordillera of the Andes mountain range in central Perú, within the Eocene-Miocene Polymetallic, and Miocene Au-Ag Epithermal Belts. The Pasco region is a prolific mineral district. The oldest known mine in the region is the Polymetallic Cerro de Pasco Mine that has been in production for more than 100 years, which is located 15 km SW of our El Porvenir mine, and was operated by Cerro de Pasco Copper Corporation, Centromin Peru and the last 15 years, by Volcan Mining Company. This deposit is an overprint of High Sulfidation System (Cu-Ag-Au) and Intermediate Sulfidation System (Polymetallic rich). The Colquijirca mine is located 12 km south of Cerro de Pasco. It has been mined for 90 years by Compañía Minera El Brocal SA. The geology varies from a Dome center that hosts precious metals of high sulfidation system (Marcapunta) and intermediate sulfidation limestone replacement polymetallic mineralization at the edges to the north (Tinyahuarco) and south (San

Gregorio).There are many other polymetallic mines in the region such as Atacocha and Vinchos to the north; Chungar, and Huaron to the south; and a High Sulfidation mine such as Quicay that is associated to a hidden Cu-Mo porphyry deposit located 15 km west from Cerro de Pasco. Also, there are many exploration projects at different stages of development such as Shalipayco (Zn-Pb-Ag), Ayahuilca (Zn-Pb-Ag), Alpamarca (Zn-Pb-Ag-Cu-Au), Cero Auqui (Zn-Pb-Ag), Optimismo (Zn-Pb-Ag) and Patacancha (Zn-Pb-Ag-Cu-Au).

Within the property area the stratigraphic units of primary interest are the Chambará Aramachay and Condorsinga formations, as well as other undifferentiated limestone units of the Pucará Group, the Goyllarisquizga formation, and stratigraphically overlying basalt layers. Intrusive rocks within the property are variably porphyritic dacite to quartz diorite with hornblende and biotite phenocrysts. Dacitic dikes are sub-divided into 2 units: porphyritic with feldspar phenocrysts and little quartz restricted to the groundmass; and porphyritic with abundant quartz phenocrysts, with minor biotite and hornblende. These dacitic dikes generally trend north-south, and are observed in 3 areas: Santa Bárbara/central, south along/parallel to the Atacocha Fault, and south of Section 3. The intrusive suite is part of the Milpo-Atacocha-Vinchos, age dated to 29-26 Ma. The Santa Bárbara and San Gerardo stocks are two principal intrusive units within the property.

At Atacocha, mineralization is characterized as either a skarn-, replacement- or hydrothermal vein/breccia-style mineralization. Skarn-related mineralization generally spatially associated with either the Santa Barbara stock or San Gerardo stock is paragenetically earlier, followed by the hydrothermal mineralization. Garnet-skarn related mineralization is associated with Zn, Pb, Ag, and Bi occurring within the Pucara Group sediments around the Santa Bárbara stock. Replacement-style mineralization as well as low-temperature hydrothermal veins and polymitic breccias comprising a Ag, Pb, Zn mineral assemblage, occurs between the San Gerardo stock and Fault (or Falla) 1, which are also characterized by Mn-skarn, and silica-sericite-halloysite alteration.

Skarn-related mineralization is characterized by pyrite, chalcopyrite, sphalerite, galena, with lesser bismuthinite and a variety of sulfosalts (Bi-bearing) and pyrrhotite, bornite, and covellite at lower elevation. Molybdenite may occur proximal to the skarn-related mineralization. Elevated Bi and Au are reported to be associated with skarn-related mineralization. Veins and veinlets with pyrite, chalcopyrite, sphalerite, galena, with quartz and carbonate occur within marble units, and are spatially associated with skarn bodies. Replacement bodies comprising of pyrite, sphalerite, galena, chalcopyrite, and possibly other fine undistinguished sulfides occur within garnet-skarn, marble, and silicified zones. Breccias have been grouped in to either Ag-Pb-Zn hydrothermal breccias or siliceous breccias based on their mineralogical assemblages, and textural characteristics.

Three types of mineral deposits are recognized at Atacocha, described as either: Skarn (Exo and Endo Skarn); Replacement (Lithological and structurally controlled); or Hydrothermal veins (and collapse breccias).

Exploration

Nexa Peru has been conducting exploration and development work at Atacocha since 1949. Most exploration is generally conducted simultaneously with underground development, which involves diamond core drilling, and channel sampling following underground drifting. Prior to 1997, minor and sporadic drilling was completed; and no channel sampling is documented before 2001. Systematic underground geological mapping is completed at scale of either 1:500 or 1:250, following underground development on all levels and sub-levels. A total of 29 underground levels have been developed at Atacocha, with additional development on sub-levels. Geological mapping is completed by the mine/ production geologists drawn on paper in the field, and subsequently digitized with the help of a modelling assistant. The geological level plan maps are updated and incorporated in a 3D geological model daily to aid future exploration and mine development planning. See also “—Atacocha—History”.

Drilling

In 2017, 68,775 meters of drilling were completed as an infill campaign. The highlights of this period were the definition of the continuity of the mineralization in certain studied bodies and the overcoming of the annual DDH drilling goal, which implied better information-geological interpretation and greater increase of inferred resources. To achieve these results, we prepared accesses and drilling chambers, thereby improving ventilation conditions.

Drilling and channel sampling is conducted in a professional manner and is suitable for consideration in a mineral resource estimate. The overall density and design of these samples are also considered suitable for the reporting of mineral resources.

Sampling, Analysis and Data Verification

The laboratories to which samples of core and channels were delivered to are Atacocha Inspectorate, ALS Chemex, Lima Inspectorate, El Porvenir Inspectorate and SGS. Testing protocols among these laboratories differ in their detection limit and methods applied. Milpo operates its own in-house test laboratory, Atacocha Inspectorate, which began its operations in mid-2011. During the visit to the Atacocha mine, SRK could observe the routine insertion of samples, standards, and fine and coarse duplicates as part of its quality control process. However, Milpo does not store or analyze information related to the internal quality control of the laboratory. Since 2013, Milpo has used the laboratory ALS Chemex, Proyecto Milpo and Proyecto Shalipayco, for the testing of density samples. Sampling was carried out by Milpo mine geologist staff at Atacocha. The samples were collected from drill holes and channels. Samples were bagged and sent to Atacocha Inspectorate Laboratory for preparation and assay. The weight of the samples was not recorded.

The Atacocha project has implemented a QA/QC program, which complies with current industry best practices and involves establishing appropriate procedures and the routine insertion of CRMs, blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is performed to assess the reliability of sample assay data and the confidence in the data used for the estimation. QC samples have been inserted into the drill core samples since 2014 and channel samples since 2012. Atacocha mine routinely sends certified standards, blanks, field, preparation (coarse reject) and laboratory (pulp) duplicates to the Atacocha Inspectorate laboratory. The Atacocha Inspectorate laboratory has been the primary laboratory for assaying drill core and channel samples since the middle of 2011 with the results of the inserted QC samples detailed below. The samples were sent to SGS from 2006 to 2007. Currently, when Atacocha laboratory is too busy, the samples are delivered to ALS Chemex, Inspectorate Lima and Inspectorate El Porvenir laboratories. In general, the database has included control samples only from 2012 to now (before 2012, the samples were only assayed for grade and no control samples were included in the batches).

Mineral Processing and Metallurgical Testing

The Atacocha site facilities include a basic metallurgical laboratory suitable to support the plant’s operation. Sampling and testing of samples are executed on an as needed basis with the purpose of guiding plant operators. Metallurgical test work on future ores were not available at this time. The metallurgical laboratory and the chemical laboratory are subcontracted to a third-party contractor with experience in the operation of commercial laboratories.

The Atacocha mill feed grade observed during the period 2015 to 2017 has a combined effect of declining zinc’s head grade and declining zinc recovery to zinc concentrate is resulting in a marked downward trend in the production of zinc concentrate.

In 2017, we increased the treated ore, which partially compensated for the lower head grades that affected production in terms of zinc and lead concentrates. On the other hand, we were able to increase the production of gold contents by 37% due to the greater contribution of mineral from the San Gerardo open pit, which has higher gold grades.

Mining Operations

Mining Methods

Atacocha operates two mines: the Atacocha underground mine and the San Gerardo open pit. The Atacocha underground mine is mined by overhand cut and fill mining method with the main following characteristics: accessing stopes via ramp access, sublevels stopping and rising crosscuts; horizontal drilling (breasting); sublevels spaced at 20 m vertically and located at 55 m from mineralized zone; cuts of 4 m high; usage of raising crosscuts to access cuts in ascending direction/upward direction; usage of detritic; and hydraulic backfill. Based on its site visit, SRK believes that the mining method is adequately applied and performance and production numbers are also coherent.

The design of the mining method was mainly based on the width of mineralized structures at the Atacocha mine, which has an average ranging from 2.5 to 7.0 m. Moreover, in the model for calculating mineral reserves, based on the stope shapes, it was considered blocks of 4.0 m wide, which is the minimum width required for operation equipment such as scissor bolters, jumbos, scoops. The maximum width of equipment corresponds to the Small Section Bolter MacLean with 3.20 m. It is required 0.8 m width of free space between the widest end of the unit’s largest equipment as set forth in Peruvian Law on Safety and Health (D.S.024-2016 EM). Taking into consideration these parameters, the minimum operating width of 4.0 meters was considered.

San Gerardo is an open pit operation located at the top of mineralized zone, this open pit is mined by 6-m high bench. Production rate  was less than  1,000 tpd during the first half of 2017 (inside authorized boundary of 2 Ha), for second half of 2017 a government authorization permited to develop operations inside a bigger boundary (aproximately 8 Ha) which allowed to achieve a production rate over 3,500 tpd. Currently, requests for definitive environmental and operation authorizations are in process, with expected date for approval to end of 2018, which will allow to stabilize the production of open pit at 3,000 tpd in the long term. Operations are carried out with a contractor using 15m3 and 20m3 trucks and excavators (CAT 336 and 374), which allow for selectivity during the loading process.

San Gerardo reserve estimation, updated to December 31, 2017, considers new pit design which support the increase of reported reserves. New pit design is showed in the following picture.

Processing and Recovery Operations

Atacocha operates a conventional concentration processing plant with a nominal capacity of 4,600 tonnes per day of fresh ore. The processing flowsheet includes a multistage crushing plant, a conventional ball mill grinding stage, and sequential differential flotation to produce three final mineral concentrates: a zinc concentrate, a lead concentrate, and a copper concentrate. The combined deportment of minerals into final concentrates (flotation mass pull) totaled 5.8% in 2015, 4.9% in 2016, and 3.9% in the first quarter of 2017. All the mineral concentrates are trucked off site. Final flotation tails are thickened and disposed of in a conventional tailings storage facility.

Atacocha Block Flow Diagram

Atacocha Polymetallic Circuit Metallurgical Performance (Last Three Years)

	Unit	Item	2015	2016	2017
Production	tonnes		1,431,315	1,487,390	1,506,826
Mill Head Grade	g/t	Ag	47.77	53.21	44.52
	g/t	Au	0.35	0.54	0.60
	%	Cu	0.16	0.11	0.09
	%	Pb	1.10	1.32	1.22
	%	Zn	2.40	1.80	1.43
Cu Concentrate	%	Cu Recovery	25.95	17.01	8.46
	%	Cu Grade	23.82	22.00	18.82
	oz/t	Ag Grade	50.03	82.27	85.16
	%	Ag Recovery (to Cu)	6.01	4.15	2.44
	oz/t	Au Grade	0.15	0.27	0.43
	%	Au Recovery (to Cu)	2.50	1.33	0.84
Pb Concentrate	%	Pb Recovery	86.58	87.55	86.69
	%	Pb Grade	58.06	58.02	55.77
	oz/t	Ag Grade	66.43	64.35	57.39
	%	Ag Recovery (to Pb)	0.23	0.48	0.69
	oz/t	Au Grade	71.06	74.84	76.13
	%	Au Recovery (to Cu)	33.21	52.74	64.30
Zn Concentrate	%	Zn Recovery	88.23	83.62	78.95
	%	Zn Grade	52.66	52.72	51.37

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The Atacocha site entails both, an underground mine and open pit mine, older tailings ponds, waste rock stockpiles, a process plant facility with associated laboratory and maintenance facilities; maintenance buildings for underground and surface equipment. Facilities and structures include: a warehouse, mine office, change house, tailings pumping station, main shaft, ventilation shaft, mine access ramps 5400 and 990 which connect levels 3900 with 3300, main haulage drift (level 3600), backfill plant, explosives storage area, power generating hydroelectric, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp. Current studies for waste storage consider 5 phases with total storage capacity of 49.7 Mt built in compacted layers and located in adjacent zone of tailing dam. Phase 5 study has been developed at Pre Fesibility level and SRK strongly recommends to finish detailed engineering in order to be included as part of the operational authorization file. Atacocha and El Porvenir are under a process of consolidating as a single mining unit and one of the first activities is that the current tailings of Atacocha are pumped to the El Porvenir tailing pond.

Environmental, Permitting and Social Considerations

Atacocha has met all applicable permitting requirements under Peruvian law up to June 2017. These permits include tailings dam and waste rock dump, mine, process plant as well as water usage and effluents.

At Atacocha, the Company promotes the implementation of high environmental standards, highlighting the principles of prevention, mitigation, and control of possible environmental impacts caused by its operations. The Company’s practices are based on an EMS which makes it possible to identify critical environmental risks (CERs) in the operations. The CER audit matrix includes the evaluation of legal requirement audit results, monitoring activities and environmental incidents.

A closure plan has been developed for Atacocha at feasibility level for all its components within the context of Peruvian legislation. This closure plan is periodically updated over the life of the mine. The closure plan addresses concurrent, interim, and final closure actions, and post-closure inspection and monitoring. As previously noted, two years before final closure, a detailed version of the mine closure plan will have to be prepared and submitted to the Peruvian Ministry of Energy and Mines for review and approval.

The operations for Atacocha are managed based on plans and studies duly approved and an EMS and a Community Relations Plan (or CRP). A closure plan has also been developed at feasibility level for all its components within the context of Peruvian legislation; which is periodically updated over the life of the mine. At Atacocha, the Company prepares a CRP every year, and aims to work in an environment of mutual respect, transparency and collaboration with the local population which contributes to the company’s objectives and short and medium term local development.

Vazante

The most recent NI 43-101 technical report with respect to Vazante is the technical report titled “Vazante Polymetallic Operations, Minas Gerais State, Brazil, NI 43-101 Technical Report on Operations” with an effective date of July 24, 2017 (the “Vazante Technical Report”) prepared by Amec Foster Wheeler and in particular: Bill Bagnell, P.Eng., Dr. Ted Eggleston, RM SME, Douglas Reid, P.Eng., Laurie Reemeyer, P.Eng., Dr. Martin Shepley, P.Eng., Dr. Peter Cepuritis, MAusIMM(CP), Juleen Brown, MAusIMM(CP), and Dr. Bing Wang, P.Eng. The Vazante Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Vazante is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Vazante Technical Report or approved by such person.

Project Description, Location and Access

Project Setting

The Vazante operations are located about 7 km from the municipality of Vazante, in Minas Gerais State. Access from Brasilia is via federal highway BR-040 toward Paracatu, thence south to the city of Guarda Mor on MG-188, and to the mine site using highway LMG-706. Concentrates are trucked about 250 km to the Tres Marias smelter. The closest commercial airport is in Brasilia. The Vazante municipal airport for light aircraft is adjacent to the mine site. The project area has elevations ranging from 690 to 970 masl.

Project Access Plan

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

Nexa Recursos Minerais S.A. (“Nexa Brazil”) owns 100.0% of the Vazante mine. Mineral concessions are divided into core tenements, where the known mineral deposits are located and mining operations are occurring, and the surrounding exploration concessions. The Company holds eight mining concessions in the core area that have a total area of 2,091.10 hectares, which host the active mining operations. The Company also holds 14 exploration applications (about 6,912.24 hectares), 44 exploration authorizations (37,442.33 hectares), one mining concession application (189.98 hectares) and one granted mining concession (52.50 hectares) that surround the core tenements. These total 44,597.05 hectares in addition to the core tenements.

The Company holds surface rights sufficient to support the current operations. Some surface rights agreements require annual payments to the owners. Three easements have been granted in support of mining activities. There is sufficient suitable land available within the mineral tenure held by the Company for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

Vazante Mine Mineral Tenure

47°0'0"W
46°40'0"W
N
17°40'0"S
18°0'0"S
VAZANTE MINE
Vazante
Legend
Main Tenements
Regional Tenements
Lagamar
0
5
10 km
47°0'0"W
46°40'0"W

Brazilian companies that hold mining concessions are subject to a royalty payment known as Financial Compensation for the Exploitation of Mineral Resources (or CFEM), imposed by the National Mining Agency—ANM (that recently replaced the Brazilian National Department of Mineral Production—DNPM). Revenues from mining activities are subject to CFEM, based on the sales value of minerals, that pursuant to the Provisional Measure No 789/2017 will observe as of August 2017 the gross revenue from the sales of the minerals net of taxes levied on a the sales (as opposed to the former tax basis—the sales value of minerals, net of taxes and transportation and insurance expenses). When the produced minerals are used in its internal industrial processes, the amount of CFEM is determined based on deducting the costs incurred to produce them. In this regard, please note that as a result of the aforementioned Provisional Measure, as of January 2018 the amount of CFEM in this hypothesis is expected to be determined by a reference price of the respective mineral to be defined by the ANM. The rate of CFEM to be applied varies according to the mineral product (currently 2% for zinc, lead, copper, and silver). The Vazante mine is not subject to any royalties other than the CFEM and royalty payments to surface rights holders if mining occurs in their property equal to 50% of the related CFEM.

The Company holds six licenses for water usage for the operations. The Company has lodged renewal applications, where applicable, for the water licenses in use.

History

Exploration conducted in the Vazante mine area to date has included geological mapping, rock, pan concentrate, stream sediment and soil sampling, airborne and ground magnetic surveys, auger drilling, and core drilling.

Mineralization was initially exploited by artisanal miners during the 1950s. Mechanized open pit mining commenced in 1969, and underground mining in 1983. The current primary ore types mined are hydrothermal zinc silicates, largely willemite (Zn2SiO4). Initial mining operations exploited supergene calamine ores (a mixture of the zinc secondary minerals hemimorphite (Zn4(Si2O7)(OH)2•H2O) and smithsonite (ZnCO3) derived from the weathering of silicate ore.

Historical ore production and zinc grade figures are shown in the table below.

Last Three Years Production of Vazante

	Unit	2015	2016	2017
Tonnage	Mt	1.36	1.38	1.32
Zn Grade	%	11.32	11.35	12.30
Pb Grade	%	0.28	0.31	0.34

Geological Setting, Mineralization and Deposit Types

The Vazante and Extremo Norte mines are located in the Brasilia Fold Belt. The Vazante and Extremo Norte zinc deposits are epigenetic zinc silicate deposits, and Vazante is one of the largest deposits of its type worldwide. Mineralization is hosted within a sequence of pelitic carbonate rocks belonging to the Serra do Po¸co Verde Formation of the Vazante Group. The major structural control is the Vazante Fault.

Zinc silicate mineralization of the Vazante deposit is hosted in a tectonic—hydrothermal breccia zone found near the contact between the Lower Pamplona and Upper Morro do Pinheiro Members of the Serra do Poço Verde Formation. The Vazante trend is nearly 7 km long, has a variable thickness, and is currently known to extend to at least 400 m depth below surface. Mineralization typically contains willemite, dolomite, siderite, quartz, hematite, zinc-rich chlorite, barite, franklinite, and zincite, with subordinate concentrations of magnetite, and apatite.

The Extremo Norte deposit is primarily hosted in the Lower Pamplona Member, or along the contact between the Lower Pamplona and Upper Morro do Pinheiro Members. Ore zones form discontinuous lenses that may be tens of meters in length and width, within tectonic—hydrothermal breccias. Breccias may range from a few, to nearly 100 m in thickness, and typically plunge to the northwest. Mineralization consists of willemite, specular hematite, and minor franklinite. The geological setting and understanding of the mineralization setting are adequately known to support mineral resource and mineralized material estimation and mine planning.

The figure below shows the geological setting of the Vazante area. The subsequent figure is a local geology plan of the mine area.

Geological Map of the Brasilia Fold Belt and Sao Francisco Craton

Key:

(B) 1) Phanerozoic Basins; 2) Bambuí Group, Tres Marias Formation; 3) Bambuí Group, Paraopeba Subgroup; 4) Ibiá Formation; 5) Araxá Group; 6) Felsic and mafic granulite and orthogneiss; 7) Vazante Group; 8) Paranoá Group; 9) Canastra Group

(C) 1) Canastra Group, Paracatu Formation; 2) Canastra Group, Serra do Landim Formation; 3) Vazante Group, Serra Da Lapa Member; 4) Vazante Group, Serra do Velosinho Member, Lapa Formation; 5) Vazante Group, Morro do Calcário and Serra do Poço Verde Formations; 6) Vazante Group, Serra Do Garrote Formation; 7) Pb Anomalies.

Local Geology Plan, Vazante to Extremo Norte Mines

Exploration

Ongoing exploration tests for extensions to known mineralization, infilling areas where no data are currently available, and using mining knowledge and structural interpretations to identify areas where mineralization may be present.

The figure below shows three brownfield exploration targets in the immediate vicinity of Vazante and Extremo Norte.

Brownfields Exploration Targets

Regional exploration potential remains in a number of areas, including the Pasto, Lages Lagoa Feia Sul, Lagoa Feia Norte, Cercado, and Olhos D’agua trends and the Boi Branco target.

Drilling

Regional core drilling on record totals 87 drill holes (about 27,135 m); there is currently no information on any regional drilling prior to 1976. There are also an additional 70 auger drill holes (691 m).

Drilling in the operations area  is divided into two groups: surface drilling, also called long-term drilling; and underground drilling, also called short-term drilling. A total of 6057 drill holes for 991.080 m have been completed at the Vazante mine. In addition to drilling at Vazante, 181 channel samples for a total of  959.2 m were collected from underground workings. Drilling at the Extremo Norte mine totals 1014 drill holes for 230.415 m. In addition to drilling at Extremo Norte, 113 channel samples for a total of  654.8 m were collected from underground workings.

Production drilling operations have been performed by company personnel over the Vazante mine history, using a variety of drilling machines. Core sizes have included HQ (96 mm), NQ (75 mm) and BQ (36 mm) core diameters.

Geological logs have been completed on all core holes. Geotechnical and hydrogeological descriptions are also completed and stored in the geological database.

Sampling, Analysis and Data Verification

Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization.

Underground channel samples range from 0.5-1.5 m long, and respect lithological, alteration, mineralization, and other natural boundaries.

Prior to 2014, mine samples were analyzed by the Vazante laboratory on the mine site. The exploration samples were analyzed by an external laboratory. Samples were prepared using the mine laboratory machinery. This laboratory was not accredited. ALS, an independent laboratory, has been the primary laboratory for preparation of exploration and production samples since 2014. Samples are prepared and analyzed at either of the ALS laboratories located in Vespasiano, Minas Gerais and Goiânia, Goiás. Both laboratories are ISO 9001:2008 certified, and independent of the Company. ALS Lima performs the sample analytical step. This laboratory is independent of the Company, and holds ISO 9001:2008 and ISO 17025 accreditation.

Sample analysis at the mine laboratory and ALS Lima is performed using standard procedures that are widely used in the industry. In both cases, analytical procedures are adequate to support mineral resource and mineralized material estimation and mine planning.

Company-wide QA/QC protocols were implemented in 2009, and have improved over time. The current program includes submission of twin, coarse and pulp duplicates, or CRMs, external controls, and coarse blank samples. Amec Foster Wheeler considers the data to be adequately accurate and precise to support mineral resource and mineralized material estimation and mine planning.

All data that are stored in the Vazante mine database are verified by Company staff via software verification before final entry into the database. These routines are aimed at preventing entry of extraneous data such as incorrect lithology codes or overlapping assay intervals into the database. Additional internal checks are made to assure that information used for mineral resource and mineralized material estimation and mine planning is reliable and suitably error free.

Three audits have been performed by independent third-parties on the mineral resource estimates since 2010, including SRK during 2010, Snowden during 2012, and RPA during 2014. In connection with the preparation of the Vazante Technical Report, the Company advised Amec Foster Wheeler that recommendations from these external audits were taken into consideration and applied to improve the resource estimation process.

Amec Foster Wheeler performed high-level reviews of the database and procedures during  2017 and 2018 site visits. These included reviews of sampling procedures, geological logging procedures, core drilling and core handling procedures, and QA/QC procedures. The inspected data were considered acceptable to support mineral resource, mineralized material and mineral reserve estimates. Sample data collected adequately reflect the deposit dimensions, true widths of mineralization, and the style of the deposits.

Mineral Processing and Metallurgical Testing

Metallurgical studies have been completed since plant operations began in 1969. Studies incorporated mineralogy, grinding characteristics, and flotation separation testing. Much of the test work has been completed in the Company’s laboratory at the Vazante operations. Studies have been supported by universities including the Federal University of Minas Gerais and the University of Sao Paulo. Most studies have focused on factors affecting zinc recovery.

The presence of willemite in Vazante’s ore results in zinc concentrates that are unusually high in silica for feed to an electrolytic zinc smelter. However, the Três Marias smelter has been configured to manage this. Deleterious elements that need particular management in the concentrate are magnesium oxide (MgO) and fluorine which has been rising in recent years but remains below Tres Marias current acceptance threshold.

Mining Operations

Mining Methods

The Vazante underground mine has been in operation since 1983, and is a fully mechanized mine using rubber tired diesel equipment for development and production activities. Access is through two portals for Vazante and one portal for Extremo Norte. As development progresses at Extremo Norte, a connecting drift will be established from Vazante to Extremo Norte.

Two primary mining methods are employed at Vazante for extraction: SLOS, used where there is no continuity of the mineralization between levels; and VRM, used where the mineralization is continuous between levels. Backfill is used in conjunction with VRM; with SLOS, the stopes are left open after mining.

Waste from lateral and ramp development is used as backfill in the SLOS and VRM stopes.

Ore is hauled to surface with 28 t haul trucks via ramps, and is delivered to the concentrator with a surface haul truck fleet. Vazante is a trackless operation utilizing a diesel-powered mobile equipment fleet. The selected equipment is sized to meet the mine production targets for material movement with the calculated cycles and productivities. The current mine haulage fleet, and stope mucking and development waste mucking equipment are split between the Vazante and Extremo Norte Mines. The fleets are not restricted to the currently-assigned mines and can be moved between sites as operational requirements dictate.

Mine ventilation at Vazante is designed to comply with Brazilian National Regulation 22, and uses a push-pull system. The Vazante mine ventilation infrastructure will be expanded starting in 2018 to support additional mining faces. Ventilation infrastructure for the Extremo Norte mine will begin expansion in 2020 to support additional mining faces.

There is a well-documented conceptual model of the hydrogeological system where the geological strata have been classified according to their water-bearing capacity.

The pumping system for the Vazante mine has a reported pumping capacity of 15,650 m3/hr (375,600 m3/day) comprising two pumping stations located at the lowest elevation of the present mine. A new underground pumping station, due to be operational in 2019, is currently being constructed. This station will increase the pumping capacity to a total of approximately 19,000 m3/hr (456,000 m3/d). Pumping from the Extremo Norte mine started in November 2016 and has averaged 160 m3/hr since then, with a maximum daily average pumping rate of 220 m3/hr. Infiltration rates of rainfall on karstic aquifers are high, and consequently there is a seasonality in mine water pumping, with very high pumping rates during and immediately after peak rainfall events. The recent long-term average pumping rate (July 2013-June 2016) is approximately 10,500 m3/hr.

Processing and Recovery Operations

Vazante is the largest zinc mine in Brazil, processing about 1.5 Mt of ore annually grading an average of about 11.3 wt% Zn to produce about 135,000 t of zinc metal contained in willemite and bulk sulphide concentrates. Processing is conducted in two adjacent plants (C and W) based on crushing, grinding and flotation with some interconnected concentrate handling systems. The main differences between the flowsheets for the plants is that Plant W incorporates a sulphide flotation stage for recovery of a lead—silver concentrate. Both plant flowsheets include crushing, grinding and willemite flotation. Willemite concentrate is filtered for transport to the smelter, and combined Plant W and Plant C tailings are thickened prior to disposal in the tailings storage facility (or TSF). The figure below is a simplified process flowsheet.

Vazante Circuit Metallurgical Performance (Last Three Years)

	Unit	Item	2015	2016	2017
Production	tonnes		1,360,089	1,381,301	1,321,240
Mill Head Grade	%	Pb	0.28	0.31	0.34
	%	Zn	11.32	11.35	12.30
Pb Concentrate	%	Pb Recovery	41.61	46.51	33.76
	%	Pb Grade	28.18	28.65	25.39
	oz/t	Ag Grade	73.82	72.98	78.51
	%	Ag Recovery (to Pb)	40.44	61.48	57.25
Zn Concentrate	%	Zn Recovery	84.97	85.86	83.92
	%	Zn Grade	39.70	38.80	38.82

Simplified Flowsheet of the Current Vazante Processing Facilities

Plant W is a modern plant and processes about 80.0% of the total tonnage of higher grade willemite ore produced by the mine through an initial bulk sulphide flotation circuit and willemite flotation circuits. The sulphide circuit produces a lead—silver sulphide concentrate that is elevated in zinc. Zinc production in the sulphide circuit accounts for less than 1.0% of total zinc production. Zinc provides the primary revenue, while lead, silver and zinc recovered in the bulk sulphide concentrate provide a minor byproduct credit. Plant W was commissioned in 2003, and the sulphide circuit was added in 2012.

Plant C is an older plant that was historically used for the treatment of calamine ore, and was subsequently converted to treat willemite ore. It has, until recently, treated about 20.0% of the total Vazante processed tonnage.

Prior to 2012, there were no process facilities to recover a separate lead-silver concentrate, and these metals were discarded in tailings. After completion of the sulphide flotation circuit in late 2012, Plant W ground ore was processed for lead and silver recovery. Currently, the sulphide circuit is not operated continuously, rather in campaigns determined when an economic and saleable lead-silver concentrate can be produced. In 2016, the sulphide circuit operated with approximately 70.0% availability, compared with an overall 96.0% availability for Plant W. The Plant W lead recovery while the sulphide circuit was operating was 37.0%. Lead and silver in the feed to Plant C are not recovered into the lead—silver concentrate. Therefore, the overall combined lead recovery with respect to combined Vazante mill feed was 21.0% in 2016.

In order to support the increase in mine production, we plan to install a Vertimill in our Vazante mine. As of April 2018, the process for implementing this equipment in our Vazante plant has been temporarily put on hold as new studies are conducted to assess its grinding circuit.

Zinc concentrates are trucked in bulk approximately 250 km to the Company’s Tres Marias smelter. Lead—silver concentrates are trucked in bulk bags approximately 900 km to the Port of Itaguai, and sold to the Mitsui Hachinohe smelter in Japan.

Site Layout Plan

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, powerlines, water pipelines, offices and warehouses, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plants, and tailings storage facilities.

The incremental mill expansion planned requires new studies to assess its grinding circuit. Electrical power for the mine site is supplied from the state grid. Two independent 138 kV transmission lines feed the site which can provide up to 55 MW. An additional 60 MW power transmission line is currently under development and will be completed by 2020. Two diesel generators can provide backup power in case of power failure. The mines are situated about 7 km from the municipality of Vazante, and accessed via paved roads. Internal roadways connect the various mine-site components.

Environmental, Permitting and Social Considerations

Compilation of the results from monitoring programs, research studies, and public data was completed in 2017 for climate, air quality, noise, hydrology, groundwater, water quality, seismicity, biology, and social setting. Environmental licensure requires a number of on-going monitoring programs. The Company provided documentation that supported that the required 2016 monitoring and reporting was completed, and the reports sent to the relevant regulatory authorities.

The Vazante operations currently dispose tailings produced by the process plant in the Aroeira TSF. The TSF has the dual purpose of capturing water for use in the process plant. The estimated life of the TSF is forecast until the end of 2020, at which point the operation plan is to filter and stack tailings in the Pilha Garrote dry stack facility that will be constructed to the west of the TSF. The Aroeira dam will remain in operation after this time as the water storage dam for water supply to the process plant. Monitoring of instrumentation installed in the dam is carried out by Company personnel and an external consultant (Geoconsultoria) and cross-checked by Ausenco Peru.

Other structures present at Vazante include the “Old Dam” (Antiga) and Reservoir modules I, II and III. Of these structures, module III is currently the only one in operation, and is used as a sedimentation dam and reservoir for water supply when the Aroeira TSF undergoes maintenance.

The Pilha Garrote dry stack facility is projected to commence construction in July 2018, be operational by 2021 and continue operating until 2026. The tailings plant will consist of cyclones, screens, thickening and filtering. Dewatered tailings will consist of a blend of screened cyclone underflow and filtered cyclone overflow. Water recovered at the filter plant and from the thickener overflow will be piped to the Aroeira TSF. A monitoring plan for the life of the Pilha Garrote dry stack facility has been developed. The tailings deposit will undergo progressive reclamation, with the potential to commence reclamation early in the facility lifecycle.

Water is primarily derived from four areas: surface water, groundwater, recirculated water, and rainfall. The main water source (by annual volume for 2016) for industrial purposes is the underground mine. The Santa Catarina River is the only source for domestic purposes. Hydraulic infrastructure such as diversion channels have been implemented to ensure hydrological stability for the mine facilities, and to divert water around the operations to natural watercourses.

Four conceptual closure plans are approved for Vazante: Vazante mine decommissioning plan (2008, updated in 2013), waste rock facility and decommissioning plan (2011), Extremo Norte mine decommissioning plan (2012), and the former process plant decommissioning plan (2013). The closure plans have been designed to address remediation of the operational areas, and to meet Brazilian engineering requirements for such plans at a conceptual phase. The host lithologies and mineralization style are not expected to result in metals leaching.

Operations must adhere to specific federal, state, and local regulations and requirements. Nexa Brazil holds a number of current permits in support of the current operations. Compliance with permitting is monitored via semi-annual evaluations carried out by consulting companies, and annual audits.

The Company has developed a Socioeconomic Characterization Plan that outlines the social commitments and responsibilities that the Company will undertake toward the municipality of Vazante. The Company has financially supported social projects, ranging from community cinema initiatives to improvements in public education. The largest program, the “network for sustainable development” or ReDes, aims to support local businesses and develop new business initiatives.

Morro Agudo

The most recent NI 43-101 technical report with respect to Morro Agudo is the technical report titled “Morro Agudo Project, Minas Gerais State, Brazil, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of July 25, 2017 (the “Morro Agudo Technical Report”) prepared by Amec Foster Wheeler and in particular: Bill Bagnell, P.Eng., Dr. Ted Eggleston, RM SME, Douglas Reid, P.Eng., Laurie Reemeyer, P.Eng., Dr. Peter Cepuritis, MAusIMM(CP), Juleen Brown, MAusIMM(CP), and Dr. Bing Wang, P.Eng. The Morro Agudo Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Morro Agudo is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Morro Agudo Technical Report or approved by such person. The Morro Agudo project does not have mineral reserves under the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards (2014) referenced in NI 43-101. The Morro Agudo project does have mineral resources under NI 43-101.

Project Description, Location and Access

Project Setting

The Morro Agudo project comprises the Morro Agudo mine, and three deposits along what is known as the Ambrosia Trend (Ambrosia Sul, Ambrosia Norte, and Bonsucesso). The Morro Agudo mine site is situated on Traíras Farm, about 45 km south of the municipality of Paracatu, Brazil. The mine access from Paracatu is via the sealed BR-040 highway, to highway marker km 68, a distance of about 29 km, then 16 km via unsealed roads to the mine itself. The Ambrosia Trend deposits are situated about 15 to 20 km northeast of Paracatu. Access is via MG-188 to the village of Santo Antônio, and thence via unsealed road to Rancho Alegre or Ambrosia Farm. The figure below shows the location of the Morro Agudo project.

Location Plan

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

Nexa Brazil owns 100.0% of the Morro Agudo mine The total Morro Agudo area is about 80 kilometers long and 10 kilometers wide at the widest extent, and covers a significant strike extent of the lithologies that host mineralization at the Morro Agudo mine and along the Ambrosia Trend. Nexa Brazil holds two granted mining concessions in the Morro Agudo mine area, totaling about 827.61 hectares and has a mining concession application for an additional approximately 618.50 hectares. In the Ambrosia Trend area, Nexa Brazil has one granted mining concession (999.33 hectares), one mining concession application (1,320.56 hectares) and one exploration permit (262.13 hectares).

Morro Agudo Project Tenure

47°0'0"W
46°40'0"W
N
MOCAMBO/POÇÕES TARGETS
FAGUNDES TARGET
17°0'0"S
BONSUCESSO TARGET
AMBRÓSIA MINE
Paracatu
17°20'0"S
MORRO AGUDO MINE
Legend
Regional Tenements
Main Tenements
0
5
10
20 km

Brazilian companies that hold mining concessions are subject to a royalty payment known as CFEM, imposed by the National Mining Agency—ANM (that recently replaced the Brazilian National Department of Mineral Production -DNPM). Revenues from mining activities are subject to CFEM, based on the sales value of minerals, that pursuant to the Provisional Measure No 789/2017 will observe as of August 2017 the gross revenue from the sales of the minerals net of taxes levied on a the sales (as opposed to the former tax basis—the sales value of minerals, net of taxes and transportation and insurance expenses. When the produced minerals are used in its internal industrial processes, the amount of CFEM is determined based on deducting the costs incurred to produce them. In this regard, please note that as a result of the aforementioned Provisional Measure, as of January 2018 the amount of CFEM in this hypothesis is expected to be determined by a reference price of the respective mineral to be defined by the ANM. The rate of CFEM to be applied varies according to the mineral product (currently 2% for zinc, lead, copper, and silver). Royalties equivalent to 50% of the amount paid as the CFEM must be made to the surface rights holder.

Nexa Brazil holds two water licences for water usage for which renewal applications have been lodged. There is sufficient suitable land available within the mineral tenure held by Nexa Brazil for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

History

Exploration activities conducted to date have included geological mapping, rock chip, pan concentrate, stream sediment, and soil sampling, airborne and ground geophysical surveys and drilling.

Modern underground mining commenced in 1988 from the Morro Agudo mine. The Ambrosia Norte deposit was discovered in 1973, Ambrosia Sul in 2011, and Bonsucesso in 2014. Mining of the Ambrosia Sul deposit commenced in 2017.

Ambrosia Sul Mine Production (Last Three Years)

	Unit	2015	2016	2017
Ore Tonnage	kt	0.00	0.00	88.63
Waste Tonnage	kt	0.00	356.59	2,148.35
Zn Grade	%	—	—	2.19
Pb Grade	%	—	—	0.28

Morro Agudo Mine Production History (Last Three Years)

	Unit	2015	2016	2017
Ore Tonnage	Mt	1.01	1.02	0.97
Zn Grade	%	2.48	2.35	2.18
Pb Grade	%	0.98	0.92	0.73

Geological Setting, Mineralization and Deposit Types

The Morro Agudo and Ambrosia Trend deposits are classified as examples of Irish-style sedimentary hosted deposits. Mineralization is hosted within a sequence of pelitic carbonate rocks belonging to the Morro do Calcário Formation that is part of the regional Vazante group. The deposits occur on the Brasília Fold Belt.

The Morro Agudo zinc and lead deposit comprises a number of concordant stratabound sulphide bodies, non-concordant remobilized sulphide (sphalerite and galena) bodies, and intra-formational dolarenites and breccias of Morro do Calcário Formation.The combined length of the known mineralized bodies at the Morro Agudo mine is approximately 1,700 m, the width is about 1,200 m, and the bodies have a variable thickness with a maximum of about 10 m. Mineralization is bounded to the northwest by the main fault. The western limit has not yet been defined, but drilling has shown continuity of mineralization at depth. Sulphide lenses are at most, 4 m thick, separated by intervals that range from a few centimeters to several meters, depending on the lithology where they are deposited. Mine geologists have identified eight mineralized strata, denominated from G to N, from the base to the top, respectively. Sulphide mineralization can be present in the form of irregular veins of coarse sphalerite and galena, discontinuous and/or sparsely disseminated pockets of galena and coarse sphalerite, and as fine-grained sphalerite, galena, and pyrite forming clast cement and void fill.

The Ambrosia Trend deposits (Ambrosia Sul, Ambrosia Norte and Bonsucesso) occur in the pelite—carbonate rocks of the Vazante Group in a similar stratigraphic position to the Morro Agudo mine. Mineralization is predominantly veinlike, and is associated with brecciated dolomites that were tectonically interleaved in metasedimentary rocks along the Ambrosia Fault zone. In most cases, there is a single mineralized structure, but occasionally, two or more mineralized structures are present. At Ambrosia Sul, mineralization is controlled by hydrothermal breccias in a flower morphology.

Both oxide and sulphide mineralization have developed in the Morro Agudo and Ambrosia Trend deposits. Oxide mineralization is primarily in the form of smithsonite and cerussite. Sulphide mineralization is primarily sphalerite and galena. The geological setting and understanding of the mineralization setting are adequately known to support mineral resource and mineralized material estimation and mine planning. The following figure shows the regional geological setting.

Regional Geological Map of the Brasília Fold Belt

Exploration

Local and regional exploration is ongoing with reasonable annual budgets and has discovered not only extensions to the known mineralization but possible new mineralization that may add to the resource base.

There are a number of regional exploration targets, that with further work, represent an excellent upside opportunity to potentially add to the resource base. Exploration potential remains in a number of areas, including strike extensions along the Ambrosia Trend, the Fagundes deposit, Poções and Lapa Azul (north) and Bento Carmelo northeast of Morro Agudo.

Drilling

In 2017, a total of 115 holes (13,763.70 m) have been drilled at Morro Agudo mine  and  134 holes (29,917.77m) have been completed at Ambrosia Sul, Ambrosia Norte and Bonsucesso.

Core drilling using diamond tipped tools has been the primary exploration tool. Production drilling operations have been performed by company personnel over the project’s history, using a variety of drilling machines. Core sizes have included NQ (75 mm), HQ (96 mm), and BQ (36 mm) core diameters.

Geological logs have been completed on all core holes. Geotechnical descriptions are also completed and stored in the geological database. All core holes are currently photographed. Core recoveries are generally good.

Sampling, Analysis and Data Verification

Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization.

Sample preparation and analysis for exploration samples from Morro Agudo were performed at the Morro Agudo mine laboratory from as early as 1987. That laboratory is not independent, and has not been accredited. Beginning in late 2015, ALS Global was chosen as the primary laboratory. The ALS Global laboratory is independent and is ISO 9001 and ISO 17025 accredited. Sample analysis at the mine laboratory and ALS Global is performed using standard procedures that are widely used in the industry. In both cases, analytical procedures are adequate to support mineral resource and mineralized material estimation and mine planning.

The QA/QC methodology uses standards, field duplicates, pulp duplicates, coarse rejects, blanks, and external check assays. QA/QC procedures were implemented in 2011 at the Morro Agudo mine, and have improved over time. Evaluation of QA/QC data at the Morro Agudo mine and Ambrosia Trend indicate that the analytical data are sufficiently precise and accurate to support mineral resource and mineralized material estimation and mine planning. Density determinations were completed using water displacement and immersion procedures and the data are considered reasonable and adequate to support mineral resource and mineralized material estimation and mine planning.

Sample security consists largely of storing core and samples in locked facilities and use of chain of custody forms to track core and sample movement. This is acceptable for high-grade zinc deposits.

Management of the Morro Agudo mine and Ambrosia Trend databases follows a standard procedure used for all Company databases. Prior to extracting data for mineral resource and mineralized material estimation, internal checks are made to assure that the right information is used in the mineral resource estimate. These data are also checked when data are entered into the database. When inconsistencies are discovered, corrective action is required and includes participation by the mine team and the database manager. Three audits have been performed by independent third-parties on the mineral resource estimates, including Snowden Mining Industry Consultants (or Snowden) on Ambrosia Norte (2012) and Ambrosia Sul (2014), and a gap analysis study performed by Amec Foster Wheeler in 2016 on the Morro Agudo mine. High-level reviews of the database and procedures were performed in 2017 in support of the Morro Agudo Technical Report. These included reviews of sampling procedures, geological logging procedures, core drilling and core handling procedures, and QA/QC procedures.

Data from the Morro Agudo mine and the Ambrosia Trend deposits have undergone significant scrutiny since 2012. The type and amount of data validation is consistent with modern programs, the data accurately reflect the original geological logging, data locations, and assay values, and the data will support mineral resource and mineralized material estimation and mine planning.

Mineral Processing and Metallurgical Testing

All mineralized material is processed in the existing Morro Agudo concentrator, which has a conventional flowsheet incorporating crushing, grinding and sequential lead and zinc flotation. Metallurgical parameters are derived from a combination of plant operating history, mineralogy, laboratory and pilot scale flotation test work and assumptions.

Metallurgical test work completed to date has included: mineralogy, grinding calibration tests; laboratory flotation tests; and pilot plant test work. The Morro Agudo mine and Ambrosia Sul mineralization contain a simple mineralogical assemblage and responded well to a simple and conventional flowsheet and reagent suite. No metallurgical test work results are currently available for Ambrosia Norte and Bonsucesso. It is possible that metallurgical performance for Ambrosia Norte and Bonsucesso will be similar to that for the Morro Agudo mine and Ambrosia Sul, although this can only be confirmed once test work is completed.

Separate zinc and lead recoveries were assigned to Morro Agudo, Ambrosia Sul and Ambrosia Norte/Bonsucesso mineralization. These are based on a combination of historical plant recoveries, metallurgical test work and assumed zinc recoveries of approximately 90% are achievable from Morro Agudo mine and Ambrosia Sul mineralized material containing approximately 3% zinc. Lead recoveries are more sensitive to head grade and are more variable.

The Morro Agudo plant produces clean, low-iron, zinc concentrates. The main impurity in zinc concentrate is dolomite, which contains CaO and MgO. There are no other known deleterious elements in zinc concentrate. There are no known deleterious elements in the lead concentrate, and no penalties are applied by customers.

Mining Operations

Mining Methods

A mine plan at preliminary economic assessment (or PEA) level has been developed for the Morro Agudo project that uses a subset of the mineral resource estimate. The mine plan is partly based on inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized.

The PEA is based on mill feed material to be sourced from the operating underground Morro Agudo mine, the newly-developed open pit Ambrosia Sul mine, and the Ambrosia Norte and Bonsucesso deposits that are assumed to be mined using underground mining methods.

The primary extraction method at the Morro Agudo mine is inclined room-and-pillar. The mineralized zones are accessed via a ramp system. Backfill is in limited use at the Morro Agudo mine and is specified on an operational basis depending upon the deposit geometry.

The Morro Agudo mine is a mature operation, and staff has a well-developed understanding of the hydrogeology, geology, and mining methods required to safely extract the mineralization. Development and access profiles take advantage of the known hanging wall structural characteristics to minimize ground support requirements. Water inflows into the Morro Agudo mine are not a major source of water volume to the mine. The Morro Agudo mine ventilation infrastructure is essentially at the full extent of development and is not currently planned to have significant expansion going forward. The primary mine access for material and personnel is a ramp via the portal. A shaft is used primarily for hoisting mill feed and waste material and can be used as an emergency egress if necessary. Electrical power supply is in place underground. The forecast production rate is 1,100 t/d on average.

Assumptions for the Ambrosia Norte and Bonsucesso deposits are based on direct analogues with, and factoring from, the Morro Agudo mine, or the Company’s Vazante operations. The proposed mine plan envisages a bulk mining operation with two mining methods: VRM and SLOS. Uncemented waste rock backfill will be employed to fill the VRM stopes to provide hanging wall support to reduce mining dilution. By analogy with the Morro Agudo mine, there is assumed to be negligible water inflows. The proposed Ambrosia Norte/Bonsucesso underground mines will be accessed through a portal and ramp developed from surface. It is assumed that the current 13.8 kV power supply to the Ambrosia Sul operations will be extended to support development at Ambrosia Norte and Bonsucesso. Bonsucesso will require an extension of the distribution network and an electrical substation. The forecast production rate from Ambrosia Norte is 350 t/d on average, and from Bonsucesso is 1,750 t/d on average.

The Ambrosia Sul open pit is approximately 35 km north of the Morro Agudo plant site. Production and waste rock from the Ambrosia Sul open pit is mined using contract mining equipment operated by Company employees. Truck haulage to the Morro Agudo mine is undertaken using contract haulage. The pit is planned to be developed in two phases. Electrical power is provided to the Ambrosia Sul mine by CEMIG, a regional energy provider in Minas Gerais. CEMIG has a contract to supply the mine through an existing 13.8kV distribution network. The forecast production will be a nominal 870 t/d on average.

The mine plan assumes 46 pieces of production and support equipment will be required at the Morro Agudo mine, and 14 pieces at Ambrosia Norte/Bonsucesso. Ambrosia Sul will require 26 pieces, comprising the primary production fleet, contractor supplied stand-by equipment, and the support equipment fleet. Mining will be continuous until 2028, until the subset of the mineral resources for the four deposits in the PEA mine plan are depleted. The LOM plan also contains 475,000 t of inferred mineral resources associated with pillar recovery in previously mined-areas of the Morro Agudo mine. The primary focus of the mining sequence is to maintain a steady flow of material to the Morro Agudo process plant at an average rate of 1,900 t/d. The pillar recovery material is from the Morro Agudo mine and is sequenced on a retreat basis from the previously-mined areas.

Processing and Recovery Operations

The Morro Agudo mill uses a conventional crushing, grinding and flotation circuit to produce separate lead and zinc sulphide concentrates. The Morro Agudo plant design has developed since 2003 with a number of debottlenecking and improvement projects. In 2003, mill 2 was installed, increasing the capacity of the plant from approximately 750,000 t/a capacity to 1,150,000 t/a. Flotation columns were installed in the lead and zinc circuit that year. Additional flotation cells were installed to increase lead recovery. In 2016, the Eriez Stack Cell was installed as the lead second cleaner. The plant capacity is significantly in excess of the tonnages to be treated in the LOM plan.

Zinc concentrate is transported to the Company’s Três Marias zinc smelter. The smelter process concentrates from silicate concentrates from the Company’s Vazante operations, sulphide concentrates from the Morro Agudo mine and sulphide concentrates from external parties in a ratio of approximately 70%:13%:17%. The concentrates from the Morro Agudo and Ambrosia Sul mines, and the proposed Morro Agudo project concentrates, are important for the viability of Tres Marias, as they provide a local and accessible source of sulphide concentrates with low iron, which can be fed in ratio with the Vazante silicate concentrates. This helps produce sufficient sulphuric acid and leach solutions in appropriate ratios to optimize smelter production and economics. The following figure illustrates the process flowsheet.

Morro Agudo Circuit Metallurgical Performance (Last Three Years)

	Unit	Item	2015	2016	2017
Production	tonnes		1,006,917	1,018,519	1,054,692
Mill Head Grade	%	Pb	0.98	0.92	0.69
	%	Zn	2.48	2.35	2.18
Pb Concentrate	%	Pb Recovery	87.40	87.85	79.64
	%	Pb Grade	53.27	49.78	51.23
Zn Concentrate	%	Zn Recovery	91.70	95.68	91.39
	%	Zn Grade	37.94	38.60	39.56

Milling and Flotation Flowsheet

For several years, the Morro Agudo mine has sold some or all of its flotation tailings to local farmers as a soil modifier. Since 2016, all flotation tailings have been decanted, dried, and reclaimed for sale. Contracts are in place for this material with specification limits set out in the contract terms.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

All infrastructure required for the current Morro Agudo mine mining and processing operations has been constructed and is operational. This includes the underground mine, access roads, powerlines, water pipelines, offices and warehouses, process plant/concentrator, conveyor systems, waste rock facilities, temporary mill feed stockpiles and tailings storage facilities.

The Ambrosia Sul open pit is a short-life operation with supporting functions and infrastructure being provided by the Morro Agudo mine site. The PEA design for Ambrosia Norte/Bonsucesso infrastructure assumes integration with the overall Morro Agudo site for support functions such as engineering, geology, environmental, permitting etc. Infrastructure requirements for Ambrosia Norte/Bonsucesso have been evaluated to a PEA level to support underground mining activities.

Environmental, Permitting and Social Considerations

Compilation of the results from monitoring programs, research studies, and public data was completed in 2017 for climate, air quality, noise, hydrology, groundwater, water quality, seismicity, biology, and social setting. Environmental licensure requires a number of on-going monitoring programs. 2016 monitoring and reporting has been completed and the required reports have been sent by the Company to the relevant regulatory authorities.

Tailings management at the Morro Agudo mine consists of three tailings storage facilities (or TSFs), denoted as Deposit 1, 2, and 3. Water is recovered in the deposits and returned to the process plant. Embankment raises are not planned for the deposits as increases in the total volume of the reservoirs are limited by the extraction and sale of the contained tailings. Dam safety inspections are carried out by Company professionals on a monthly basis and by third-party consultant, Geoconsultoria, annually.

The approved water monitoring plan requires minimum flow, surface, effluents, groundwater and hydrobiological quality monitoring as stated in the three operating licenses. Tailings dams have a diversion channel to secure the areas upstream and downstream of the dams. The main sources of water for operations are from recycled water from the mine, and from the TSFs.The closure plan and its update assumed that mine closure would occur in 2024.

Operations must adhere to specific federal, state, and local regulations and requirements. A number of current permits are held in support of the current operations. Compliance with permitting is monitored via semi-annual evaluations carried out by consulting companies, and annual audits.

In partnership with the appropriate internal and external resources, Company staff developed and implemented a Community Engagement Relations Plans by determining the potentially-impacted communities and probable partner stakeholders that could be potentially impacted; defining issues that are important to stakeholders; and establishing objectives consistent with what the Company and the affected communities wish to accomplish initially by 2025 and subsequently by 2030.

Material Projects

Aripuanã

The most recent NI 43-101 technical report with respect to Aripuanã  is the technical report titled “Technical Report on the Preliminary Economic Assessment of Aripuanã Zinc Project, State of Mato Grosso, Brazil” with an effective date of July 31, 2017 (the “Aripuanã Technical Report”) prepared by Roscoe Postle Associates Inc. (“RPA”) and in particular: Jason J. Cox, P.Eng., Sean D. Horan, P.Geo., Brenna J.Y. Scholey, P.Eng., and Stephan Theben, Dipl.-Ing. The Aripuanã Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Aripuanã is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Aripuanã Technical Report or approved by such person. The Aripuanã project does not have known reserves under the CIM Definition Standards (2014) as incorporated by reference in NI 43-101.

Project Description, Location and Access

Project Setting

Aripuanã is a joint venture between Nexa Resources and Karmin Inc. (or Karmin) located in Mato Grosso State, western Brazil, 1,200 km northwest of Brasilia, the capital city. The property is located at approximately 226,000 mE and 8,888,000 mN UTM 21L zone (South American 1969 datum).

The Aripuanã project is comprised of 871 km2 (87,063 ha) of concessions with characteristics of Volcanogenic Massive Sulfide (or VMS) deposits. The Aripuanã region contains polymetallic VMS deposits with zinc, lead and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Aripuanã property contains 23 contiguous exploration authorization permits, mining concessions and exploration permits in application, covering an area approximately 871 km2. The exploration permits are owned by Mineracão Dardanelos Ltda. (or Dardanelos), a joint venture between the Company (70.0%) and Karmin (30.0%), with Nexa Resources acting as the operator. The Company’s 70.0% interest is held through Milpo (as to 7.70%) and Nexa Brazil (as to 62.30%).

Karmin is not required to contribute financially to the Aripuanã project until the completion of a bankable feasibility study; in the interim, Nexa Resources is fully funding the Aripuanã project development. One year after the completion of a bankable feasibility study, Karmin is required to contribute on a pro-rata basis towards bringing the Aripuanã project into production.

History

Gold mineralization was discovered in the area during the 1700s by prospectors. Although no formal records exist, the area was likely prospected sporadically over the years. Anglo American Brasil Ltda (or Anglo American) began exploration over the property in 1995. At the time, a small area including Expedito’s Pit, now part of the Aripuanã project, was held by Madison do Brasil (now Thistle Mining Inc.) and optioned to Ambrex Mining Corporation (now Karmin). Dardanelos was created in 2000 to represent a joint venture, or “contract of association”, between Karmin and Anglo American, with the intent of exploring for base and precious metals in areas adjacent to the town of Aripuanã. Anglo American and Karmin held 70.0% and 28.5% of Dardanelos, respectively, with remaining interest (1.5%) owned by SGV Merchant Bank. In 2004, the initial agreement between Karmin and Anglo American was amended to allow Nexa Resources’s participation. Nexa Resources, through its subsidiaries, subsequently acquired 100.0% of Anglo American’s interest in the Aripuanã project. In 2007, Karmin purchased SGV Merchant Bank’s interests, raising its participation to 30.0%.

Geological Setting, Mineralization and Deposit Types

The Aripuanã deposits are located within the central-southern portion of the Amazonian Craton, in which Paleoproterozoic and Mesoproterozoic lithostratigraphic units of the Rio Negro-Juruena province (1.80 Ga to 1.55 Ga) predominate.

The lithological assemblage strikes northwest-southeast and dips between 35o and near vertical to the northeast. The Aripuanã polymetallic deposits are typical VMS deposits associated with felsic bimodal volcanism. Three main elongate mineralized zones, Arex, Link, and Ambrex, have been defined in the central portion of the Aripuanã project. A smaller, deeper zone, Babaçú, lies to the south of Ambrex. Limited exploration has identified additional, possible mineralized bodies including Massaranduba, Boroca, and Mocoto to the south and Arpa to the north.

The individual mineralized bodies have complex shapes due to intense tectonic activity. Stratabound mineralized bodies tend to follow the local folds; however, local-scale, tight isoclinal folds are frequently observed, usually with axes parallel to major reverse faults, causing rapid variations in the dips.

Massive, stratabound sulphide mineralization as well as vein and stockwork-type discordant mineralization have been described on the property. The stratabound bodies, consisting of disseminated to massive pyrite and pyrrhotite, with well-developed sphalerite and galena mineralization, are commonly associated with the contact between the middle volcanic and the upper sedimentary units. Discordant stringer bodies of pyrrhotite-pyrite-chalcopyrite mineralization are usually located in the underlying volcanic units or intersect the massive sulphide lenses, and have been interpreted as representing feeder zones.

Exploration

Between 2004 and 2007, the Company carried out geological, geochemical, and geophysical surveys over the Aripuanã project area to allow a more complete interpretation of the regional and local geology and identification of local exploration targets.

Drilling on the Aripuanã property was carried out from 2004 to 2008, in 2012, and from 2014 to present. The purpose of the drill program in 2004 to 2008 was to explore and delineate mineralization on the property, and in 2012, to improve confidence and classification of the mineral resources of the Arex and Ambrex deposits. The Link Zone, a zone of mineralization connecting the Arex and Ambrex deposits, and included in the mineral resource summary for Ambrex, was discovered in 2014 and delineated in 2015. A total of 497 diamond drill holes totaling approximately 145,000 m have been completed at the Aripuanã project since 2004. See also “—Aripuanã—History”.

Drilling

Drilling on the Aripuanã property has been conducted in phases by several companies since 1993. Total drilling at the two main deposits, Ambrex, including the Link Zone, and Arex, consists of 538 diamond drill holes totaling approximately 151,144 m. Drilling at the other prospects on the property consists of 77 diamond drill holes totaling 29,244 m. A drilling summary by deposit up to and including all drilling information available at December 23, 2016 and a map of drill hole collars is presented in the Aripuanã Technical Report.

Drilling was conducted by the Company on the property from 2004 to 2008 and from 2012 to present. The main purpose of the drill program from 2004 to 2008 was to explore and delineate mineralization on the property and from 2012 to present, to improve confidence and support and upgrade the classification of the mineral resources at the Arex and Ambrex deposits. The Company drilled a total of 497 diamond drill holes totaling 150,327 m at the Aripuanã project from 2004 to year-end 2016, including 30 metallurgical drill holes totaling 5,899 m.. December 23, 2016 is the cut-off date of the mineral resource database; all assay results received before this date have been considered in the mineral resource estimate. Drill hole locations are spotted in the field using a hand-held GPS. Small adjustments to the drill hole locations are made where necessary based on topographic relief and non-removable trees. The desired collar position, foresights, and backsights are marked by technicians using a compass. Collar surveying is performed with a differential GPS upon completion of the drill hole and the departing collar azimuth is recorded using a total station. Casings are left in place. Down hole surveying is completed with Deviflex and Maxibor tools by the drilling company at three metre intervals down hole. Duplicate down hole surveys are performed on each hole. From 2014 onwards, the Company has implemented core orientation for approximately 25.0% of the drilling using the Reflex ACT core orientation tool.

Sampling, Analysis and Data Verification

Drill core is currently placed in plastic boxes and labelled at the rig site prior to transport. Previously, wooden core boxes were used. Drill core is transported by pick-up truck to the Company logging facility by the drill company employees, Servitec Sondagem Geologica. Geotechnicians measure drill core runs and note core interval length, core loss, and check core block runs. This information is then cross referenced to the driller’s notes for discrepancies and amended where necessary. Rock Quality Designation (or RQD) is measured and a resistance value (R0 to R4) is assigned based on rock hammer tests. No other geotechnical logging is performed on site. The core is photographed both wet and dry prior to mark-up by geologists.

All geological information is manually logged on paper logging sheets, and then hand entered into formatted Microsoft Excel sheets by the logging geologist. Lithology, rock unit, texture, alteration associated with the VMS, and regional alteration are recorded in logging sheets as text fields. The percentage of total sulphides, pyrite, pyrrhotite, chalcopyrite, sphalerite, and galena are recorded. Observations are noted where relevant. Digital logging sheets are imported into the database management program GeoExplo by the database manager. For oriented core, alpha and beta angles are recorded along with structural descriptions. The alpha and beta angles are converted to dip and dip direction using a Microsoft Excel macro. RPA is of the opinion that the drilling and logging procedures meet industry standards.

Core is sampled 10 m above and below visible mineralization. Samples respect geological contacts, and vary from 0.5 m to 1.5 m in length depending on core recovery, length of the lithological unit, and mineralization. Geologists mark the samples using a felt pen on the core boxes, and staple a sample tag wrapped in plastic to the box at the start of the sample. The core is marked with red and blue lines to indicate where the core is to be sampled and which half is to be assayed. The lines are drawn respecting the geological features such as layering to help minimize sampling bias. Prior to sampling, sample numbers are recorded in the GeoExplo data management system and cross-referenced with the interval depth down hole and the depth recorded in the database. Sample core is cut into two halves by technicians with a diamond saw, returning half of split the core to the core box and submitting the other half for sample preparation and analysis. The geologist responsible for logging the drill hole defines the insertion of QA/QC samples including blanks, standards, and duplicates. Each sample booklet contains four tags for each sample. One sample tag is stapled to the clear plastic sample bag and an additional sample is placed within the bag. One tag is attached to the core box while the remaining tag is left in the booklet for record keeping. The samples are separated into batches of up to 250 samples and each from the same drill hole.

Sample preparation was performed by the ACME preparation facility in Goiania, Brazil, from 2004 to 2007, and from 2007 on, by ALS Global. Both laboratories followed the same preparation procedure, described below. The sample was logged in the tracking system, weighed, dried, and finally crushed to better than 70.0% passing a 2 mm screen. A split of up to 250 g was taken and pulverized to better than 85.0% passing a 75 micron screen. This sample preparation package was coded PUL -31 by ALS Global. Following preparation, samples were shipped to the sample analysis facility in Lima, Peru. ALS Global’s preparation facility in Goiania is accredited to the International Organization for Standardization/International Electrotechnical Commission (ISO/IEC) 9001:2008 standards and ALS Global is accredited to ISO 9001:2008 (expires 2018) and ISO/IEC 17025:2005 (expires 2018), for all relevant procedures. Both laboratories are independent of Nexa Resources. In RPA’s opinion, the sample preparation methods are acceptable for the purposes of a mineral resource estimate.

RPA is of the opinion that the drill hole database has been maintained to a high standard and is suitable to support mineral resource and mineral reserve estimation.

Mineral Processing and Metallurgical Testing

The 2016 metallurgical test program was carried out in two phases. In Phase 1, a single bulk master composite sample of Arex Stringer and Stratabound mineralization representing both deposits at a ratio of 75.0% Stratabound to 25.0% Stringer mineralization was tested. Twenty-four open circuit bench scale flotation tests and two locked cycle tests (or LCT) were conducted using the blended composite sample. Information on preliminary flotation test work is presented in detail in Appendix G of the SGS GEOSOL Report.

In Phase 2 testing, a more comprehensive testing program was undertaken on both blended and individual Arex and Ambrex materials and variability testing was conducted on the different lithologies. Test work consisted of comminution, flotation, mineralogy, thickening, filtration, and rheology testing. Bench scale flotation tests were conducted to establish circuit parameters for various mineralization blends, before conducting LCT. A series of LCT were carried out on each master composite sample and various blends to optimize circuit performance and to evaluate the flowsheet configuration. Information on optimization flotation test work is presented in detail in Appendix H of the SGS GEOSOL Report. Optimum conditions from development test work were applied to testing various variability samples.

Mining Operations

Mining Methods

The current project targets three main elongated mineralized zones, Arex, Link, and Ambrex that have been defined in the central portion of the Aripuanã project. The Arex and Ambrex deposits are separate VMS deposits with differing mineralized compositions in stratabound and stringer forms and complex geometric shapes. The Arex deposit extends over a strike length of approximately 1,400 m. Upper portions of the deposit are near-vertical, reducing at depth to a dip of approximately 60o to the northeast. Mineralization occurs in discrete stratabound and stringer lenses, ranging from less than one metre to 15 m thick in width interspersed with some zones between 100 m to 150 m wide. Mineralization extends from close to surface to about 500 m below surface (or mbs). The Ambrex deposit is located approximately 1,300 m southeast of Arex and represents the largest of the known mineralized zones on the Aripuanã project. The deposit has a strike extent of approximately 1,050 m, based on current drilling. The dip varies from near vertical to 70o to the northeast. Mineralization thicknesses typically range between 10 m and 50 m, with a maximum of 150 m. The deposit extends vertically from 60 mbs to approximately 700 mbs.

Mining is proposed to be undertaken using conventional mechanized underground mobile mining equipment via a network of declines, access drifts and ore drives. Access to the Arex and Ambrex deposits will be from separate portals, which will access the deposits from the most favorable topographic locations. The deposit geometry is amenable to a number of underground mechanized mining techniques including cut-and-fill and bulk stoping methods. A nominal production target of 5,000 tpd has been used as the basis for the mine production schedule.

The two deposits will be accessed from two independent surface cut and cover portals and the ramps are designed at a gradient of 14.0% to be driven with an arched profile and a cross-sectional area (or CSA) of 27 m2 to accommodate the selected major equipment. The main loading and hauling equipment will be 12.5 t class load haul dump (or LHD) combined with 35.5 t class haul trucks. The selected method for the conceptual mine design and mine plan, is a combination of longitudinal longhole retreat stoping (bench stoping) for the narrower zones of the deposits with VRM applied for the thicker zones. To increase the extraction ratio, a primary and secondary stoping sequence will be used in the VRM areas with cemented paste and rock fill used to backfill primary stopes and uncemented rock fill placed in the secondary stopes. Finished longhole retreat stopes will also be backfilled with rock fill.

The majority of the production from the Arex deposit is based on longitudinal longhole retreat mining, however, in areas where the mineralization is wider (greater than 15 m), VRM longhole mining with primary and secondary stopes will be used. The method applied in the Ambrex deposit will be predominantly the VRM method. Main mining sublevels are spaced 75 m apart, with stope sublevels currently placed at 25 m spacing. Stope sizes are nominally 15 m long x 25 m high with varying widths from hanging wall (or HW) to footwall (or FW). A minimum mining width of 4 m is applied. For the narrow vein stopes 10.0% dilution was added. A mining recovery of 95.0% has been applied to primary and vein stopes with 90.0% applied to the secondary stopes.

Processing and Recovery Operations

Concentrate grades and recoveries for the Stringer and Stratabound mineralization from the Arex and Ambrex deposits were obtained based on metallurgical tests. The process circuit proposed consists of comminution through a traditional SAB circuit and sulphide flotation by sequential methods in the following order: talc (when required), copper, lead, and zinc.

Separation of material types is necessary to improve copper recovery and to reduce costs, particularly when processing Copper Stringer material. The final copper and zinc concentrates produced will be filtered and trucked to customers, while the lead concentrate will be bagged after filtration. Tailings generated in the process will be used as mine backfill and will also be filtered and disposed of in a lined surface dump.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The current waste management strategy includes the following aspects: surface water management to minimize water entering the tailings area; adoption of dry stack (filtered) tailings disposal on surface and tailings disposal as cemented paste backfill underground; site selection for the Tailings Management Facility (or TMF) sites; minimizing the size and space required for the fresh water pond and thus, providing more space for adjacent TMF sites. A portion of the process plant water demand will be supplied from mine dewatering, which will be supplemented by pumping from an aquifer in the vicinity of the mine site; and utilization of non-acid forming mine waste rock to provide supplemental perimeter containment of the tailings.

Electrical power is proposed to be provided to the Aripuanã project by the Dardanelos Hydroelectric Plant, connected to the National Energy System, and located near the mine. The Aripuanã project includes the installation of a 69 kV transmission line and associated infrastructure, such as substations and switchyards, to the Dardanelos transmission system. RPA understands that authorization from Ministry of Mines and Energy for the transmission line and power connection was granted in February 2017. The Aripuanã project water balance requires a top-up fresh water supply of approximately 150 m3/h. Nexa Resources has undertaken a water supply engineering study based on the construction of a water dam and creation of a fresh water lake in a valley adjacent to the Aripuanã project site. Nexa Resources has obtained authorization from the regional authority to construct the dam and to draw up to 378 m3/h of fresh water from the dam to supply the Aripuanã project.

Environmental, Permitting and Social Considerations

The environmental licensing process for the Aripuanã project started in 2008 following the Terms of Reference (or ToR) issued by Mato Grosso environmental agency (or SEMA/MT). For strategic reasons, the process was put on hold and the field activities performed in 2008 were consolidated into a document in the format of a “Diagnosis of an EIA—Environmental Impact Assessment of the Project” (or EIA). In 2012, a new ToR was requested, and many of the studies performed as a result were consolidated into a comprehensive EIA. The EIA was completed in 2012, however, was not filed with the authorities, due to low commodity prices at that time.

On April 25, 2018, SEMA/MT granted the preliminary environmental license for the Aripuanã project after the approval by the Environmental State Council. The license certifies that the project complies with the environmental requirements of projects with similar characteristics and represents an important milestone for the implementation of the Aripuanã project.

In 2014, with zinc prices increasing, the EIA was filed. Taking into account further exploration on the property, increased production levels were presented in 2015 with productions increasing from 1.2 Mtpa to 1.8 Mtpa. SEMA performed many inspections and the Public Hearing was held on August 26, 2015. During 2015 and 2016, the permitting process was analyzed by SEMA/MT, however, due to changes in the engineering process, the analyses were put on hold until all changes were performed. There were also updates in the biotic media campaigns and the inclusion of the noise and vibration studies. Therefore, a new ToR was requested. At the time of the Aripuanã Technical Report, the Company was in the process of finalizing an updated EIA for submittal, covering the current design for the Aripuanã project.

Magistral

The most recent NI 43-101 technical report with respect to Magistral  is the technical report titled “Technical Report on the Preliminary Economic Assessment of the Magistral Project, Ancash Region, Peru” with an effective date August 2, 2017 (the “Magistral Technical Report”) prepared by RPA and in particular: Ian Weir, P.Eng., Rosmery Cárdenas Barzola, P.Eng., Philip Geusebroek, P.Geo., Kathleen A. Altman, Ph.D., P.E., and Stephan Theben, Dipl.-Ing. The Magistral Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Magistral is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Magistral Technical Report or approved by such person. The Magistral project does not have known reserves under the CIM Definition Standards (2014) as incorporated by reference in NI 43-101.

Project Description, Location and Access

Project Setting

The Magistral project is located in the Ancash Region, approximately 450 km north northwest of the capital of Lima and approximately 140 km east of the port city of Trujillo. The center of the Magistral project is approximately at Universal Transverse Mercator (or UTM) co-ordinates 9,090,500mN and 194,300mE (WGS 84, Zone 18S). The Magistral property can be reached by vehicle by driving a total of 272 km from Trujillo, much of which consists of secondary, poorly maintained roads that traverse steep topography.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Magistral project consists of a large, irregularly shaped block of contiguous concessions and two smaller, non-contiguous single concessions. The Magistral project comprises 34 granted concessions, totaling 14,340.29 ha.

In 2011, Milpo was awarded a contract to develop Magistral. Milpo made an initial payment of US$8.02 million to acquire the Magistral concessions, subject to a 2.0% NSR royalty upon production. Under the terms of the contract, Milpo has a 48-month period to exercise the option by committing to develop the Magistral property within 36 months of the exercise date. Milpo currently holds a 100.0% interest in 11 of the 34 concessions comprising the Magistral project. Milpo holds eight concessions by way of a lease agreement entered into with Compañía de Minas Magistral S.A.; Minas Ancash Cobre S.A. (Ancash Cobre), a company controlled either directly or indirectly by Milpo, holds a 100.0% interest in three mineral concessions; and Compañía Minera Atacocha S.A.A., a company also controlled by Milpo, holds a 100.0% interest in two concessions.

History

The Pasto Bueno—Conchucos district, of which Magistral is a part, was known early in the colonial era as a gold-silver producing district. Early records report the production of 22,000 ounces of gold and 44,000 ounces of silver between 1644 and 1647. The first modern records of exploitation date to 1915 when the Garagorri Mining Company built a small smelting furnace to exploit high-grade surface ores from shallow workings in the Arizona and El Indio outcrops. This operation continued until 1919. In 1920, Cerro de Pasco Corporation (or Cerro de Pasco) conducted a thorough study of the deposit area, which included topographic and geologic mapping. A total of 854 m of underground workings were accessible in 1920.

Cerro de Pasco purchased the Magistral concessions in 1950, but no significant work was done until 1969. From 1969 to 1973, Minera Magistral conducted a surface and underground exploration program. Buenaventura Ingenieros S.A. conducted a thorough evaluation of the Magistral deposit in 1980-1981. In 1997, Minero Peru S.A. (Minero Peru) began the process to privatize Magistral by inviting open bidding. An option to purchase the titles to the five Magistral mining concessions was awarded to Inca Pacific Resources Inc. (Inca Pacific) on February 18, 1999. In November 2000, Inca Pacific and Minera Anaconda Peru S.A. (Anaconda Peru) formed Ancash Cobre, as a holding company to carry out exploration and development at Magistral. From 1999 to 2001, Anaconda Peru completed 76 drill holes totaling 24,639.58 m. In March 2004, Inca Pacific acquired Anaconda Peru’s 51.0% interest in Ancash Cobre for US$2.1 million, thus restoring its 100.0% interest in Magistral.

In 2004, Ancash Cobre completed a 7,984.85 m, 34-hole, diamond drill hole program, a geotechnical review, and initiated environmental baseline studies. In 2005, Inca Peru entered into a joint venture with Quadra Mining (Quadra). In 2005 Ancash Cobre (funded by Quadra) drilled 14,349.35 m in 60 holes. In October 2005, Quadra withdrew from the joint venture and retained no interest. In 2006 Ancash Cobre completed a 7,073.5 m, 49-hole, diamond drilling program, and a positive preliminary feasibility study was issued by SRK in October 2006. In 2007, Ancash Cobre drilled 18,222.35 m in 116 drill holes, prepared a new mineral resource estimate, and completed a final feasibility study. In December 2009, the Peruvian government agency responsible for administering the Magistral contract with Ancash Cobre announced that it was terminating the contract.

In December 2009, the Peruvian government agency responsible for administering the contract to develop the Magistral property with Ancash Cobre announced that it was terminating the contract.  In April 2011, Milpo was awarded the contract to develop Magistral by making an initial US$8.02 million payment.  Milpo’s interest in the project is subject to a 2% NSR royalty upon production.  In September 2011, Milpo announced that it had entered into an agreement to acquire all the issued and outstanding common shares of Inca Peru.

Geological Setting, Mineralization and Deposit Types

The western continental margin of the South American Plate developed at least since Neoproterozoic to Early Paleozoic times and constitutes a convergent margin, along which eastward subduction of Pacific oceanic plates beneath the South American Plate takes place. Through this process, the Andean Chain, the highest non-collisional mountain range in the world, developed.

The Central Andes developed as a typical Andean-type orogen through subduction of oceanic crust and volcanic arc activity. The Central Andes includes an ensialic crust and can be subdivided into three main sections which reveal different subduction-geometry as well as different uplift mechanisms. The Northern Sector of the Central Andes, which hosts the Magistral project, developed through extensional tectonics and subduction during early Mesozoic times. The sector was uplifted due to compression and deformation towards the foreland. In the last 5 Ma a flat-slab subduction developed (Peruvian Flat Slab Segment).

The Magistral property is near the northeastern end of the Cordillera Blanca, a region that is underlain predominantly by Cretaceous carbonate and clastic sequences. These units strike north to northwest and are folded into a series of anticlines and synclines with northwest-trending axes.

The Cretaceous sedimentary rocks are bounded to the east by an early Paleozoic metamorphic terrane composed mainly of micaceous schist, gneissic granitoid and slate. The Cretaceous sedimentary sequence unconformably overlies these metamorphic rocks. The Cretaceous rocks are structurally overlain by black shale and sandstone of the Upper Jurassic Chicama Formation that were thrust eastwards along a prominent regional structure. The Chicama Formation was intruded by granodiorite and quartz diorite related to the extensive Cordillera Blanca batholith, which has been dated at 8.2 +/- 0.2 Ma.

Several major structural features are evident in the Cretaceous sedimentary rocks in the Magistral region, including anticlines, synclines, and thrust faults. The trend of the fold axes and the strike of the faults changes from northwest to north near Magistral.

Exploration

Since acquiring the Magistral project in 2011, the Company has initiated a comprehensive exploration program consisting of geological mapping, prospecting and sampling, ground geophysical surveying, and diamond drilling. Geological mapping at a scale of 1:2,000 was completed in the Ancapata area and the area north-northeast of Magistral over an area of 386.50 ha. The objective was to verify and supplement the information available from Ancash Cobre’s exploration.

From October 2012 to January 2014, Arce Geofisico SAC was contracted to complete ground magnetic and Induced Polarization (IP) surveying over an area of 520 ha covering the Magistral deposit and the adjoining Ancapata area. The objective was to characterize the geophysical signature of the Magistral deposit and to survey the Ancapata area. Work was completed on 100 m spaced lines oriented at N125oW. An initial 30 line-km survey was expanded to 55.1 line-km of IP and 57.25 ln-km of ground magnetics in order to delineate chargeability and resistivity anomalies. Drilling ceased on the property in 2015. The Magistral project has a minimal budget for 2017, in order to keep environmental and social licences in good standing. See also “—Magistral—History”.

Regional Exploration Targets

Drilling

Through the end of 2015, a total of approximately 101,900m of surface diamond drilling have been completed in 486 drill holes. In addition, 14 short underground diamond holes were drilled for a total of 1,298.8 m, in the San Ernesto, Arizona, and Sara zones between 1969 and 1973. In 1999, 2000, and 2001, Anaconda drilled 76 diamond drill holes totaling 24,640 m. All surface drilling from 2000 onward was carried out on northeast (035o) and northwest (305o) oriented sections. In 2004, Ancash Cobre (or Inca Pacific) completed 34 drill holes, totaling 7,985 m, and in 2005 Ancash Cobre (or Quadra) drilled 14,349 m in 60 holes. Milpo’s drilling in 2012 was contracted to Redrilsa Drilling S.A. (or Redrilsa). Since 2012, the drilling has been contracted to Geotecnia Peruana S.R. Ltda. (or Geotecnia Peruana).

Of the 71 holes drilled in 2013, six were drilled to gain geotechnical information and the remainder were infill holes. Drilling in 2014 consisted of a combination of infill, geotechnical, and metallurgical holes. The 2015 drilling consisted entirely of infill holes. There has been no drilling at the Magistral project since 2015.

Sampling, Analysis and Data Verification

Surface drill hole collars were spotted using a handheld GPS instrument. The azimuth and dip of the holes were established using a compass and inclinometer. The attitude of the holes with depth was determined using a variety of tools over time with readings taken by the drillers. During the 2012 and 2013 drilling programs, the attitude of the holes was surveyed with a Reflex Maxibor instrument; in 2014, a Devico Deviflex instrument was used; and in 2015, a Reflex Gyro instrument was used. The interval between readings varied from 2 m to 5 m, depending on the year in which the holes were drilled. Upon completion of the surface holes, casings were pulled, PVC pipe was inserted, and the collar filled with concrete. Hole locations were surveyed. Drill core is placed sequentially in plastic core boxes at the drill by the drillers. The core is delivered to the Company’s secure logging facility by the drilling contractor on a daily basis where depth markers and core box numbers are checked and the core is cleaned and reconstructed. The core is logged geotechnically, including the calculation of the core recovery, core loss, and rock quality designation (or RQD). The fracture type and density is recorded. Core recovery is generally very good in fresh rock, typically in the 90.0% to 100.0% range. RQD is generally good to very good, typically 75.0% or better. The core is descriptively logged and marked for sampling by Company geologists with particular attention to lithologies, structure, alteration, and mineralization. Logging is initially on paper and entered into a spreadsheet based template for integration into the Magistral project digital database later. The core is photographed wet with a digital camera after logging but before sampling.

Samples for bulk density determination are taken regularly. Samples of representative material of approximately 10 cm length are selected for testing using the water immersion method. Porous samples are oven dried, weighed, and covered with a thin layer of paraffin prior to weighing again both in air and water. Core samples are taken by sawing the core in half length-wise where indicated by the logging geologist. Samples are typically two meters long in mineralized intervals. A two metre long sample is commonly taken at 10 m intervals in barren intervals. Samples typically do not cross geological boundaries. Half the sampled core was returned to the box and the other half was placed in plastic bags. Split core samples are tracked using three-part ticket books. One tag is stapled into the core box at the beginning of the sample interval, one tag is placed in the sample bag with the sample, and the last tag is kept with the geologist’s records. Core boxes are stored on racks at the core logging facility for later retrieval if required. Company personnel deliver the split core samples to Trujillo on a regular basis where they are transported by a bonded carrier to Lima for analysis. RPA is of the opinion that the drilling, core handling, logging, sampling, security, and shipping procedures are adequate for the purposes of the Magistral Technical Report.

From the drill site to the sample preparation facility, the following protocol was followed: drill core was collected from the drill platform and transported by vehicle to the Magistral camp; lithology, structure, mineralogy, alteration was logged graphically onto gridded paper by company geologists and sample intervals were marked on the core. QA/QC sampling is also marked onto the core at this stage. RQD, structural, and fracture logging is also performed at the logging stage; sample length is generally from 0.5 m to 2.0 m, except when hard, geological boundaries were reached, the sample might be slightly less, or slightly more, than two meters long; core photos are taken with a digital camera; core was sawed lengthwise, down the core axis, by a diamond saw. One half is put in plastic sample bags and labeled with the sample number assigned by the geologist. Bagged split samples are then packed in larger bags and then sent to the assay laboratory; sample lots were transported by vehicle to the sample preparation facility and to the laboratory; and sample rejects (i.e. greater than 10 mesh fraction) were stored at the laboratory.

For samples analyzed at Certimin/CIMM, batches of samples are dried in stainless steel trays in an oven at either 60oC or 100oC until humidity reaches a desired level. They are then crushed in a jaw crusher using quartz flushes and compressed air to clean the equipment between samples. Secondary crushing is then performed with a roller crusher which is cleaned in the same manner. Secondary crushed samples are then run three times through a Jones riffle splitter to homogenize and the split positions switched before selection of the subsample for pulverisation. Pulverizers use a ring and bowl design. Compressed air and occasionally quartz flushes are used to prevent sample contamination and industrial alcohol is added to prevent samples from adhering to the bowl walls. Pulps are run through a secondary splitter and reject pulp duplicates are packed and stored for future usage. For samples analyzed at ALS Global, the sample was logged in the tracking system, weighed, dried, and finally crushed to greater than 70.0% passing a 2 mm screen. A split of up to 250 g was taken and pulverized to more than 85% passing a 75 micron screen. This sample preparation package was coded PUL -31 by ALS Global. Following preparation, samples were ready for analysis at the same facility in Lima, Peru. ALS Global is accredited to ISO/IEC 17025 for all relevant procedures. These laboratories are independent of the Company. In RPA’s opinion, the sample preparation methods are acceptable for the purposes of a mineral resource estimate.

Assays were processed by ALS Global’s facilities in Lima, which are accredited to ISO/IEC 17025 (ALS, 2012) and Acme Analytical Laboratories Ltd.’s (or Acme) facilities in Vancouver, British Columbia, Canada, which are accredited to ISO9001. These laboratories are independent of the Company. In RPA’s opinion, the sample analysis methods are acceptable for the purposes of a mineral resource estimate. Database management is carried out by a dedicated onsite geologist under the supervision of the project geologist. Logging sheets prepared by the geologist are transcribed to the database management system GeoExplo. Original drill logs, structural logs, geotechnical logs, and details related to the hole are stored on site in a folder, specific to each drill hole. Folders are clearly labelled and stored in a cabinet in the office. Assay certificates are mailed to the site by ALS Global and emailed to appropriate Company employees. Certificates are reviewed by geologists prior to uploading to GeoExplo. In RPA’s opinion, the QA/QC program as designed and implemented by the Company is adequate and the assay results within the database are suitable for use in a mineral resource estimate.

A representative of RPA visited the Company’s offices in Lima on June 12 and 13, 2017 and travelled to the Magistral property on June 16, 2017. During the site visit, RPA’s representative examined exposures of mineralization, reviewed plans and sections, visited the core shack, and reviewed core logging and sampling procedures. As part of the data verification process, she checked the databases against copies of the assay certificates, checked a selection of drill hole collars and drill hole core photos, and reviewed QA/QC data collected by the Company.

RPA found a few discrepancies in drill hole collar coordinates with respect to the topography. RPA recommends that the Company review drill holes with collar coordinates that do not correspond to the topographic surface. In RPA’s opinion, the assay database is adequate for the purposes of mineral resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical test work was completed using samples from the Magistral project starting in 2000. The early test work was reported in a number of technical reports that were completed for Inca Pacific Resources. The work indicated that the mineralization was amenable to sulphide flotation, excellent recoveries were achieved for both copper and molybdenum, and it was possible to separate the molybdenum and the copper from the bulk flotation concentrate into individual concentrates using standard flotation conditions and reagents. The difficulty with the early test work was that the resulting flotation concentrates contained elevated levels of arsenic and antimony that would result in high smelter penalties or may possibly make it difficult to market the concentrates. Therefore, when Milpo initiated metallurgical test work in 2012, the emphasis was to utilize more selective flotation reagents in order to minimize the arsenic and antimony that reported to the flotation concentrates while maintaining the concentrate grades and metal recovery. The recent test work results in copper recovery just over 90.0% and molybdenum recovery just under 90.0% with marketable concentrate grades. The copper concentrate contains approximately 0.3% As and 0.2% Sb.

The conceptual plant designed for Magistral will process 30,000 tpd using: primary crusher; semi-autogenous grinding (or AG) mill; ball mill; bulk sulphide flotation circuit to recover copper and molybdenum; bulk concentrate regrind mill; copper—molybdenum separation flotation circuit; molybdenum concentrate regrind mill; molybdenum flotation circuit; thickening for tailings; thickening and filtration for the copper and molybdenum concentrates; drying and bagging for the molybdenum concentrate; and support systems.

Mining Operations

Open pit mining is proposed to be carried out by a contractor as a conventional truck and shovel operation. The Company is currently studying the option to mine using owner-owned equipment but the trade-off analysis was not available at the time of the Magistral Technical Report. The mining contractor would undertake the following activities: drilling performed by conventional hydraulic production drills; blasting using ANFO (ammonium-nitrate fuel oil) and a down-hole delay initiation system; and loading and hauling operations performed with hydraulic excavators, and 40t 8x4 haulage trucks.

The production equipment would be supported by bulldozers, graders, and water trucks. The Company would supervise the overall mining operation with its own employees including mining engineers, geologists, surveyors, and support staff. Mineralized material will be fed directly into a primary crusher located adjacent to the open pit. Material from the crusher will be transported to the processing facility using a system of conveyors. Topsoil stripping will be required to gain access to mineral and waste rock below. The volume is estimated to be approximately 2.2 Mm3, which will be stored to the northeast of the pit. Waste rock will be sent to either the Valley Waste Dump (located west of the pit) or the North Waste Dump (located to the northeast of the pit). Studies at the preliminary economic assessment level typically include inferred mineral resources; however, the Company has used only measured and indicated mineral resources in the Whittle optimization and no inferred mineral resources are included in either the mine plan or cash flow analysis.

Processing and Recovery Operations

The conceptual plant designed for Magistral will process 30,000 tpd using:

• Primary crusher

• Semi-autogenous grinding (SAG) mill

• Ball mill

• Bulk sulphide flotation circuit to recover copper and molybdenum

• Bulk concentrate regrind mill

• Copper—molybdenum separation flotation circuit

• Molybdenum concentrate regrind mill

• Molybdenum flotation circuit

• Dewatering

• Support systems

ROM mineralization will be delivered to a primary gyratory crusher that is located adjacent to the mine. Crushed mineralization will be transported by a series of overland conveyor belts to a crushed ore stockpile that is located near the processing plant. Vibrating feeders will draw mineralization from the stockpile and transfer it to a conveyor belt that feeds the SAG mill. In the SAG mill the mineralization is mixed with water to form a slurry. Slurry from the SAG mill will discharge onto a vibrating screen. Oversize from the screen is returned to the SAG mill for further size reduction. The design includes sufficient space that a pebble crusher may be added to the circuit at a future date if it is determined that the pebbles reach a critical size that cannot be reduced by the SAG mill alone. Undersize from the screen will be pumped to a series of high frequency vibrating screens that are designed to classify the mineralization to a particle size of 80% passing (P80) 150 f!-m. Undersize from the screens flows to one of two ball mills while oversize from the screens is the final product from the comminution circuit. Undersize from the high frequency screens will be pumped to a conditioning tank where reagents are added to the slurry. The bulk flotation circuit includes rougher and scavenger flotation circuits to recover bulk sulphide flotation concentrate that contains the copper and the molybdenum. The bulk rougher and scavenger tailings are the final tailings from the plant. The bulk concentrate is reground in a ball mill that is operated in closed circuit with cyclones to produce a product size of P80 45 f!-m. The ground concentrate is processed in three stages of bulk cleaner flotation. The final bulk cleaner flotation concentrate will flow by gravity to a bulk concentrate thickener where it is dewatered to a slurry density of approximately 55% solids by weight.

The thickener underflow will be processed in a rougher—scavenger flotation circuit to separate the molybdenum from the copper. Tailings from the rougher—scavenger circuits are the final copper concentrate. The concentrate from the rougher—scavenger circuit flows by gravity to the molybdenum flotation circuit and regrind circuit. The molybdenum concentrate is reground in a ball mill that is operated in closed circuit with cyclones. Overflow from the cyclones is processed in three stages of molybdenum cleaner flotation. Concentrate from the third molybdenum cleaner flotation circuit is the final molybdenum concentrate. High rate thickeners are used for both the bulk flotation concentrate and for the copper concentrate. The copper concentrate is dewatered to a slurry density of approximately 70% solids by weight. The thickener underflow slurry is sent to a horizontal plate and frame filter press for further dewatering of the copper concentrate. The dewatered copper concentrate discharges into a storage area where it is loaded onto trucks for transport. Molybdenum concentrate is dewatered in a similar, smaller circuit. It is dewatered in a thickener and horizontal plate and frame filter press. The discharge from the molybdenum filter press discharges to a dryer. The dried concentrate is processed in a bagging system where it is loaded into bags for shipment.

Tailings will also be dewatered in a high density thickener to produce a slurry density of 70% solids by weight prior to pumping to the Tailings Storage Facility. The water from all of the thickener overflows is recycled to the various processing circuits. The conceptual design includes reagent mixing and storage facilities, automation and instrumentation, water supply and distribution, and air supply and distribution.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Local resources are minimal. The closest electric power substation connected to the national grid is at Pallasca (69 kV/22.9 kV), a distance of approximately 60 km from the Magistral property. The Magistral project infrastructure was evaluated by Golder Associates Inc. (or Golder) in its 2016 feasibility study (or Golder 2016 FS). The facilities and infrastructure for the Magistral project were grouped into two large areas: the first area is the internal infrastructure (or On-Site Infrastructure) and the second area is the external infrastructure (or Off-Site Infrastructure).

The On-Site Infrastructure comprises the following key components:

•                  Auxiliary concentrator plant infrastructure which includes: reagent plant, located at 4,440 meters above sea level and occupies an area of 600 m2; reagent storehouse located at 4,458 meters above sea level and the compressor house located on a platform adjacent to the concentrator plant and occupies an area of 550 m2;

•                  Internal mine operation roads, which will connect the different facilities of the Magistral project.

•                  The road design has been developed taking into account the regulations established by the Ministry of Transport and Communications (or MTC) in 2013 and the Occupational Safety and Health Regulations (or OSHR);

•                  The electrical distribution system of the Magistral project, which will supply power to all facilities of the concentrator plant, services and infrastructure plant and mine;

•                  The supply of fresh water for the Magistral project will be abstracted from the La Esperanza Lake, which is located in the upper part of the Toldobamba micro basin;

•                  Two camps are envisaged for the Magistral project: a concentrator plant camp and a mine camp;

•                  The fuel storage and dispatch station are located at 4,057 meters above sea level on a 7,100 m2 platform;

•                  Five warehouses and two workshops are planned within the mine infrastructure; and

•                  Fire suppression system covering the following areas: concentrator and mine camps, central warehouse, processing and concentrate storage areas, mine and concentrator offices, concentrator plant workshops, and the mine maintenance areas.

The Off-Site Infrastructure comprises the following key components:

•                  The supply of electrical energy for the Magistral project will be provided by third parties and requires a new 69 kV transmission line between the existing Ramada electrical substation and the projected Magistral electrical substation. The transmission line to the site will be approximately 60 km;

•                  The main access road to the Magistral project will be used for external access and transport of concentrates to the port of Salaverry. This route will consist mainly of National Route PE-3N from Trujillo-Huamachuco with a diversion near the La Arena mine, passing through the populated centers of Alto de Tamboras and Pampa El Co´ndor, and finally passing Pelagatos Lake, before reaching the Magistral project; and

•                  The transport of concentrates is envisaged to be outsourced through a specialized company hired by Milpo. The service includes the transport of copper and molybdenum concentrate, from the Magistral project, via Huamachuco, to the port of Salaverry for the copper concentrate and to

•                  the port of Callao for the molybdenum concentrate. The port logistics of concentrate handling and shipment would be carried out by a logistics operator hired by Milpo.

Environmental, Permitting and Social Considerations

An EIA had been submitted in 2008 and was approved in 2009, however, the approval was revoked in 2010 due to the fact that social concerns by the community of Conchucos had not been resolved. A new EIA was submitted in 2016 and was approved in September 2016. The EIA submitted in 2016 included a full description of baseline conditions, however, this chapter of the EIA was not available for the preparation of the Magistral Technical Report. Since the EIA was approved in 2016, it is assumed that the information provided in the EIA was considered adequate by the responsible Peruvian authorities. The Magistral project does not overlap with any recognized protected or sensitive areas.

Magistral has taken a proactive approach to community engagement. The Magistral office in Conchucos is equipped with several copies of past engineering reports, including the full 2016 EIA, as well as maps and demonstrative tools to educate the public about the Magistral project. Consultation sessions are open to the public and discussions are held at the offices. The Company has actively consulted on the effects of the Magistral project and has responded to and considered stakeholder concerns and comments as part of the final EIA. The Company reports that the population of Conchucos is supportive of the Magistral project and expects to benefit from an increase in economic activity and employment in the area. There have been some issues with the adjacent Pampas community relating to a dispute over land rights between the Pampas and Conchucos communities. Pampas is currently in the process of litigation of these land rights and a resolution is expected to occur sometime in 2017. The Company has not signed an agreement with either the Conchucos or the Pampas community and will do so once the land rights dispute between Pampas and Conchucos has been resolved. At the time of the site visit, the Pampas community had blocked the road through their community limiting a portion of the planned roadway to connect the Magistral project to the port. It is expected that once the agreements have been settled relations with the Pampas community will improve.

Other Projects

In addition to the information disclosed above, we have interest in four greenfield mining projects in Peru (Shalipayco, Hilarión, Pukaqaqa and Florida Canyon Zinc) and one in Brazil (Caçapava do Sul). Such projects are undergoing preliminary studies. For more information see “—Mining operations—Growth projects” included in the 20-F form.

Shalipayco

The most recent NI 43-101 technical report with respect to Shalipayco is the technical report titled “Technical Report on the Preliminary Economic Assessment of the Shalipayco Project, Junín Region, Perú” with an effective date of July 26, 2017 (the “Shalipayco Technical Report”) prepared by RPA and in particular: David Robson, P.Eng, M.B.A, José Texidor Carlsson, P.Geo., Kathleen A. Altman, Ph.D., P.E., and Stephan Theben, Dipl.-Ing. The Shalipayco Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Shalipayco is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Shalipayco  Technical Report or approved by such person. The Shalipayco project does not have known reserves under the CIM Definition Standards (2014) as incorporated by reference in NI 43-101.

The Shalipayco project consists of 50 granted concessions totaling 21,369.51 ha and two concession applications totaling 518.00 ha located in the Junín Region, approximately 170 km northeast of Lima and approximately 35 km southeast of the city of Cerro de Pasco. The center of the Shalipayco project is located at approximately 75o58’W Longitude and 10o07’S Latitude at elevations between 4,000 meters above sea level to 4,800 meters above sea level. The Shalipayco property can be reached by vehicle from Cerro de Pasco by driving southwards along Route 3N (Longitudinal de la Sierra) to the town of Carhuamayo, then turning northeasterly along a secondary road.

Pan American Silver (Peru) S.A.C. holds a 25.0% interest in the Shalipayco project company, Compañia Minera Shalipayco S.A.C., and the Company holds the remaining 75.0% though Milpo. The Shalipayco project consists of a single large, irregularly shaped block of contiguous concessions. Compañia Minera Shalipayco S.A.C. holds 100.0% of the mineral interests in the Shalipayco project, with the exception of one mineral concession held directly by Nexa Resources.

In 2007, the Company acquired a 70% interest in the Shalipayco project, with the other 30% and a 1% NSR royalty (which royalty was subsequently assigned to Maverix Metals Inc.) held by the previous owner Pan American Silver (Pan American Silver). In 2014, the Company sold its interest to Milpo, which later in 2016 increased its interest in the Shalipayco project to 75% through the payment of US$15 million in cash to Pan American Silver.

Shalipayco is an advanced exploration project, with minimal existing on-site infrastructure. The Shalipayco project site is situated approximately 17 km northeast of the town of Carhuamayo, Junín Province. There is an access road to the site from Carhuamayo, and a second access road from Regional Road 107, which connects the city of Carhuamayo to the city of Paucartambo. Any mining development on the Shalipayco property would have access to hydroelectric power from the national electrical grid system (Sistema Eléctrico Interconnectado National). Water requirements for a mining project could be met by streams and small lakes on the Shalipayco property.

Hilarión

The most recent NI 43-101 technical report with respect to Hilarión is the technical report titled “Technical Report on the Hilarión Project, Ancash Region, Peru” with an effective date August 4, 2017 (the “Hilarión Technical Report”) prepared by RPA and in particular: Normand Lecuyer, P.Eng., Ian Weir, P.Eng., Rosmery Cárdenas Barzola, P.Geo., Sean Horan, P.Geo., John Fingas, P.Geo., Kathleen A. Altman, P.E., Ph.D., and Stephan Theben, Dipl.-Ing. The Hilarión Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Hilarión is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Hilarión Technical Report or approved by such person. The Hilarión project does not have known reserves under the CIM Definition Standards (2014) as incorporated by reference in NI 43-101.

The Hilarión project is located in the Ancash Region, approximately 230 km north of Lima and approximately 80 km south of the city of Huaraz. The centre of the Hilarión project is approximately at Universal Transverse Mercator (UTM) co-ordinates 8,895,000m N and 282,000m E (WGS 84, Zone 18S). The Hilarión property can be reached by vehicle via a secondary road off of Route 3N (Longitudinal de la Sierra).

The Hilarión project consists of a large, irregularly shaped block of contiguous concessions with several smaller, non-contiguous concessions peripheral to it. It is composed of 66 mineral concessions totaling 14,660 ha and three mineral claims totaling 154.52 ha. Of the mineral rights comprising the Hilarión project, 36 mineral concessions are registered to the name of Milpo and ten are registered to the name of Compañía Minera Gaico S.A, a company controlled directly or indirectly by Milpo. Two mineral concessions are held jointly by Compañía Minera Gaico S.A. (50%) and the Estate of Mr. Arnulfo Carbajal (50%) and one mineral concession is held by Compañía Minera Hilarión S.A. Seventeen mineral concessions comprising the Hilarión project, the rights to which are owned by Milpo, are pending registration.

Pukaqaqa

The most recent NI 43-101 technical report with respect to Pukaqaqa is the technical report titled “Technical Report on the Pukaqaqa Project, Huancavelica Region, Peru” with an effective date August 4, 2017 (the “Pukaqaqa Technical Report”) prepared by RPA and in particular: Jose Texidor Carlsson, P.Geo., Katharine Masun, P.Geo., David M. Robson, P.Eng., M.B.A., Kathleen A. Altman, P.E., and Stephan Theben, Dipl.-Ing. The Pukaqaqa Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Pukaqaqa is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Pukaqaqa Technical Report or approved by such person. The Pukaqaqa project does not have known reserves under the CIM Definition Standards (2014) as incorporated by reference in NI 43-101.

The Pukaqaqa project consists of 34 granted concessions totaling 11,125.87 ha located in the Department of Huancavelica, approximately 230 km southeast of the capital of Lima and approximately 11 km northwest of Huancavelica city. The center of the Pukaqaqa project is approximately at Universal Transverse Mercator (UTM) co-ordinates 8,595,000m N and 498,000m E (WGS 84, Zone 18S). The distance by road from Huancavelica to the site is 69 km on winding gravel roads and takes about 2.5 hours to drive.

The Pukaqaqa project consists of a large, irregularly shaped block of contiguous concessions and one smaller, non-contiguous concession. In October 2001, Milpo optioned 100% of the Pukaqaqa property from Rio Tinto Mining and Exploration Ltd. (or Rio Tinto) for staged cash payments totaling US$4.0 million over a six-year period. Rio Tinto retains a 1.0% NSR royalty.

Florida Canyon Zinc

The most recent NI 43-101 technical report with respect to Florida Canyon Zinc is the technical report titled “NI 43-101 Technical Report, Preliminary Economic Assessment, Florida Canyon Zinc Project, Amazonas Department, Peru” with an effective date of July 13, 2017 (the “Florida Canyon Zinc Technical Report”) prepared by SRK Consulting (U.S.) Inc. (“SRK”) and in particular: Walter Hunt, CPG, J.B. Pennington, MSc, CPG, AIPG, Daniel H. Sepulveda, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, James Gilbertson, MCSM, CGeol, FGS, and John Tinucci, Ph.D., P.E. The Florida Canyon Zinc Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Florida Canyon Zinc is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Florida Canyon Zinc Technical Report or approved by such person. The Florida Canyon Zinc project does not have known reserves under the CIM Definition Standards (2014) as incorporated by reference in NI 43-101.

The Florida Canyon Zinc project is owned and operated by Minera Bongará S.A., a joint venture between Solitario Zinc Corp. (or Solitario) and Milpo in existence since 2006. Milpo owns 61.0% of Minera Bongará S.A., with Solitario holding the remaining 39.0% ownership interest. Florida Canyon Zinc is an advanced mineral exploration project comprised of sixteen contiguous mining concessions, covering approximately 12,600 ha. The concession titles are in the name of Minera Bongará. All of these concessions are currently titled.

The Minera Bongará concessions are completely enveloped by a second group of thirty-seven contiguous mining concessions, covering approximately 30,700 ha. The concession titles are in the name of Minera Chambara, also owned by Minera Bongará. Of the thirty-seven concessions, twelve titles are pending.

Milpo, as operator of the joint venture company Minera Bongará, has entered into a surface rights agreement with the local community of Shipasbamba, which controls the surface rights of the Florida Canyon Zinc project. This agreement provides for annual payments and funding for mutually agreed upon social development programs in return for the right to perform exploration work including road building and drilling. From time to time, Milpo also enters into surface rights agreements with individual private landowners within the community to provide access for exploration work.

The Florida Canyon Zinc project is located in the Eastern Cordillera of Peru at the sub-Andean front in the upper Amazon River Basin. It is within the boundary of the Shipasbamba community, 680 km north-northeast of Lima and 245 km northeast of Chiclayo, Peru, in the District of Shipasbamba, Bongará Province, Amazonas Department. The Florida Canyon Zinc project area can be reached from the coastal city of Chiclayo by the paved Carretera Marginal road. The central point coordinates of the Florida Canyon Zinc project are approximately 825,248 East and, 9,352,626 North (UTM Zone 17S, Datum WGS 84). Elevation ranges from 1,800 meters above sea level to approximately 3,200 meters above sea level. The climate is classified as high altitude tropical jungle in the upper regions of the Amazon basin. The annual rainfall average exceeds 1 m with up to 2 m in the cloud forest at higher elevations.

Peru imposes a sliding scale NSR on all precious and base metal production of 1% on all gross proceeds from production up to US$60,000,000, a 2% NSR on proceeds between US$60,000,000 and US$120,000,000 and a 3% NSR on proceeds in excess of US$120,000,000. No other royalty encumbrances exist for the Florida Canyon Zinc Project.

Caçapava do Sul

The most recent NI 43-101 technical report with respect to Caçapava do Sul is the technical report titled “Technical Report on the Caçpava do Sul Project, State of Rio Grande Do Sul, Brazil” with an effective date August 3, 2017 (the “Caçapava do Sul Technical Report”) prepared by RPA and in particular: Jason J. Cox, P.Eng., David A. Ross, P.Geo., Brenna J.Y. Scholey, P.Eng., and Stephan Theben, Dipl.-Ing. The Caçapava do Sul Technical Report has been filed on SEDAR in accordance with NI 43-101. The scientific and technical information set out herein with respect to Caçapava do Sul is based upon information prepared by or under the supervision of a qualified person involved with the preparation of the Caçapava do Sul Technical Report or approved by such person. The Caçapava do Sul project does not have known reserves under the CIM Definition Standards (2014) as incorporated by reference in NI 43-101.

The Caçapava do Sul project is located in southern Brazil, in the state of Rio Grande do Sul, approximately 260 km southwest of the state capital (Porto Alegre) and approximately 2,300 km southwest of Brasilia. The center of the Caçapava do Sul project is located at approximately 30.93oS Latitude and 53.48oW Longitude. The approximate Universal Transverse Mercator (UTM) co-ordinates of the center of the currently defined mineralization are 6,576,000mN, and 262,000mE (Zone 22 South, datum Córrego Alegre). Access to the Caçapava do Sul property is by road from Porto Alegre, the capital of the state of Rio Grande do Sul, west along paved state highway BR-290 to the town of Boqueirão, then south along paved highway BR-153 to secondary road RS-625.

The Caçapava do Sul project is primarily owned and operated by Mineração Santa Maria Ltda., a joint venture between Nexa (through Nexa Brazil) and Mining Iamgold Brasil Ltda. (or IAMGOLD). Nexa Brazil and IAMGOLD have entered into a joint venture agreement by which IAMGOLD has the option to acquire up to a 25.0% equity interest in Mineração Santa Maria Ltda. Mineração Santa Maria Ltda. holds a 100% interest in the mineral rights of the Caçapava do Sul project.

Under the terms of the agreement, Companhia Brasileira do Cobre (or CBC) retains a 2% NSR royalty on the Caçapava do Sul project.